AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PRELIMINARY OFFERING CIRCULAR DATED NOVEMBER 25, 2020

VIRTUIX HOLDINGS INC.

1826 Kramer Lane, Suite H, Austin, TX 78758

www.virtuix.com

UP TO 5,006,675 SHARES OF SERIES A-2 PREFERRED STOCK AND UP TO 5,006,675 SHARES OF COMMON STOCK INTO WHICH THE SERIES A-2 PREFERRED STOCK MAY CONVERT*

*Each share of Series A-2 Preferred Stock is convertible into one share of Common Stock either at the discretion of the investor or automatically upon the occurrence of certain events, like effectiveness of registration of the Common Stock in an initial public offering, unless an adjustment is made to the conversion price per share. The total number of shares of the Common Stock into which the Series A-2 Preferred Stock may be converted will be determined by dividing the original issue price per share by the conversion price per share, which may be adjusted in the event of certain anti-dilution protections being triggered. See “Securities Being Offered” on page 39 for additional details.

	Price to Public	Underwriting discount and commissions(1)	Proceeds to issuer	Proceeds to other persons
Per share/unit	$2.996	$0.255	$2.741	Nil
SeedInvest Transaction Fee per share (2)	$0.059	--	--	Nil
Per Share Plus Transaction Fee	$3.055	--	--	Nil
Total Minimum with Transaction Fee (3)	$1,020,000	$85,000	$915,000	Nil
Total Maximum with Transaction Fee	$15,300,000	$1,275,000	$13,725,000	Nil

(1)	The company has engaged SI Securities, LLC (“SeedInvest”) to act as its sole and exclusive placement agent in this offering as set forth in “Plan of Distribution and Selling Securityholders.” The company will pay a cash commission of 8.5% to SeedInvest on sales of the Series A-2 Preferred Stock. This does not include the Transaction Fee paid directly to SeedInvest by investors who invest through SeedInvest. See “Plan of Distribution and Selling Securityholders” on page 18 for details of compensation payable to third parties in connection with the offering.

(2)	Investors will be required to pay directly to SeedInvest a Transaction Fee equal to 2% of the investment amount at the time of the investors’ subscription up to $300. The Transaction Fee paid by any individual investor will be included as part of the aggregate purchase price paid by the investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act. The offering table shows the effect of this Transaction Fee as if all investors paid the Transaction Fee equal to 2% of the amount invested. This fee will be promptly refunded in the event the company does not reach its minimum target amount of $1,000,000 (the “Minimum Target Amount”), excluding the Transaction Fee paid directly to SeedInvest. Investors may invest directly with the company, without utilizing the SeedInvest platform, to avoid paying the Transaction Fee equal to 2% of the investment amount at the time of the investors’ subscription. The company must reach its Minimum Target Amount via subscriptions through SeedInvest prior to accepting direct investments. See “Plan of Distribution and Selling Securityholders” for additional discussion of this Transaction Fee. Assuming the offering is fully subscribed and all investors utilized the SeedInvest platform, and all investors paid the Transaction Fee equal to 2% of the amount invested, investors would pay SeedInvest total Transaction Fees of $300,000. This amount is included in the Total Maximum offering amount since it counts towards the rolling 12-month maximum offering amount that the company is permitted to raise under Regulation A. However, it is not included in Proceeds to Issuer Before Expenses.

(3)	The company’s Minimum Target Amount of $1,000,000 to conduct a closing excludes the Transaction Fee paid directly to SeedInvest equal to 2% of the investment amount, up to $300, at the time of the investors’ subscription.

Assuming the full amount of the offering is raised, the company estimates that the maximum commissions and Transaction Fees payable or owed by the company and the investors to SeedInvest will be approximately $1,575,000.

This offering (the “Offering”) will terminate at the earlier of 1) the date at which the maximum offering amount has been sold, 2) the date at which the Offering is earlier terminated by the company at its sole discretion, or 3) the date that is one year from this Offering being qualified by the United States Securities and Exchange Commission (the “Commission”). The company has engaged Bryn Mawr Trust Company of Delaware (the “Escrow Agent”) to hold funds that are tendered by investors. The Offering is being conducted on a best-efforts basis, with a Minimum Target Amount of $1,000,000, excluding the Transaction Fee paid directly to SeedInvest, which must be received prior to the expiration of 1 year from the date of qualification, or as sooner terminated by the company. Only funds invested through SeedInvest will count towards the Minimum Target Amount. Direct investments, including cancellation of non-convertible short term indebtedness, for the company’s Series A-2 Preferred Stock will not be accepted prior to, and will not count toward reaching the Minimum Target Amount. If the minimum is not reached within that time, all funds tendered by investors will be promptly returned to investors in this Offering. The company may undertake one or more closings on a rolling basis once the Minimum Target Amount is sold. After each closing, funds tendered by investors will be made available to the company. After the initial closing of the Offering, the company expects to hold closings on at least a monthly basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, THE COMPANY ENCOURAGES YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, THE COMPANY ENCOURAGES YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 9.

Sales of these securities will commence on approximately December [_], 2020.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that the company becomes a reporting company under the Securities Exchange Act of 1934, it intends to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Virtuix” or “the company” refers to Virtuix Holdings Inc. and its subsidiaries Virtuix Inc. and Virtuix Manufacturing Ltd., on a consolidated basis.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

The company is not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because it is not registering its securities under the Exchange Act. Rather, it will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

•	annual reports (including disclosure relating to its business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

•	semi-annual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A), and

•	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which this offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, the company may immediately suspend its ongoing reporting obligations under Regulation A.

If and when the company becomes subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during its last fiscal year, it will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company it:

•	will not be required to obtain an auditor attestation on its internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing its compensation principles, objectives and elements and analyzing how those elements fit with its principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from its shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency,” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

The company intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. The company’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, the company may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after its initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time should it no longer meet the definition of an emerging growth company. Note that the Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that the company would cease to be an “emerging growth company” if the company has more than $1.07 billion in annual revenues, has more than $700 million in market value of its common stock held by non-affiliates, or issues more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to the company due to the fact that it may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

SUMMARY

OFFERING CIRCULAR SUMMARY

This Offering Circular Summary highlights information contained elsewhere and does not contain all of the information that you should consider in making your investment decision. Before investing in the company’s Series A-2 Preferred Stock, you should carefully read this entire Offering Circular, including the company’s financial statements and related notes. You should also consider, among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

Virtuix Holdings Inc. (“Virtuix Holdings” or “the company”) was formed on December 20, 2013 as a Delaware Corporation. The company operates three wholly-owned subsidiaries: Virtuix Inc., a Delaware corporation formed on April 15, 2013 for the purpose of developing virtual reality hardware and software; Virtuix Manufacturing Ltd., a subsidiary organized in Hong Kong and formed on January 29, 2015; and Virtuix Manufacturing (Zhuhai) Co., Ltd., a subsidiary organized in China and formed on July 28, 2016.

Brief timeline of the company’s history:

•	2013
o	The company debuted a consumer Omni on Kickstarter and raised $1.1 million (11x the $100K goal).

•	2013-2015
o	Presold 5,000 consumer Omni units at $500-$700 (headset & PC not included).

•	2016
o	Started manufacturing Omni.
o	Pivoted to B2B, increasing average selling price to $5,000.
o	Set up distributors in 22 countries covering U.S., Asia, and Europe.
o	Began selling commercial Omni systems.

•	2017
o	Launched Omniverse game platform, a closed, secure content-distribution platform that charges commercial Omni operators per minute of gameplay.
o	Began publishing VR games licensed from third parties and original VR games developed in-house.

•	2019
o	Started selling Omni Arena, a $150,000 multiplayer entertainment attraction.
o	Introduced weekly and monthly esports contests backed by a $100,000 prize pool, driving high repeat play and the formation of a devoted player community.

To date, the company has:

o	Sold over $10 million worth of hardware and shipped more than 3,500 Omni systems
o	Provided commercial Omni systems to over 500 entertainment venues in 45 countries
o	Published 23 VR games, including 9 games developed in-house
o	Hosted more than 1 million plays of Omniverse games

The Company’s Current Products

Backed by Mark Cuban and other prominent investors, the company sells the Omni, an “omni-directional treadmill” that lets players walk or run in 360 degrees inside virtual reality (“VR”) videogames and other VR applications. The Omni's immersive experience takes gaming to the next level.

Specifically, the company sells two products related to this concept:

•	Single-player “Omni Pro” VR treadmill and accessories

o	Since 2016, the company has sold Omni Pro mainly to enterprise and smaller entertainment venues (such as specialized VR arcades) through a network of 22 distributors covering 45 countries.

•	Multiplayer “Omni Arena” esports attraction
o	In February 2019, the company launched Omniverse VR ARENA, later renamed Omni Arena, a four-player esports attraction.
o	Omni Arena is a turnkey system that bundles four Omni Pro treadmills into a four-player attraction that can be operated by a single attendant.
o	The company sells Omni Arena to entertainment centers (such as Dave & Buster’s) and sports centers (such as Sky Zone trampoline parks).
o	Omni Arena features ongoing esports contests that offer a $100,000 annual prize pool sponsored by Virtuix and HP Inc.
o	Omni Arena currently accounts for the majority of the company’s revenues. It is sold in the United States and Canada only.

Both products listed above are sold to commercial markets only.

Other Income Streams

•	Omniverse Credits
o	In October 2017, Virtuix launched OmniverseTM, the Omni’s proprietary content distribution and arcade management platform that includes more than 20 of the world’s top VR games optimized for the Omni experience and suitable for commercial entertainment venues.
o	Omniverse transforms the Omni into a complete entertainment solution for amusement venues. Omniverse’s large offering of popular games, paired with a leaderboard functionality that allows players to compare high scores, encourages customers to return to venues to play again and again.
o	The company generates revenues from the Omniverse platform by selling “Omniverse credits.” Omniverse credits are game licensing fees that are charged per minute of gameplay or on a fixed-fee basis. To offer Omniverse games on the Omni Pro and Omni Arena, commercial operators must buy Omniverse credits.

•	“Omni Care” maintenance program for Omni Arena
o	The company charges Omni Arena operators a mandatory maintenance fee of $2,000 per quarter (beginning in the second year after purchase).

•	Accessories and replacement parts
o	Omni Pro and Omni Arena require periodic replacement of consumables, accessories, and hardware components. These items are unique and available only from Virtuix.
o	The company generates revenue from selling these items to Omni Pro and Omni Arena operators.

The Company’s Plans for New Products

During 2019, in response to requests from Omni fans, Virtuix began developing an at-home Omni system, “Omni One,” that is optimized for consumer use and increases the freedom of movement of the Omni Pro design. Virtuix aims to make Omni One the “Peloton for gamers.” The company intends to make the business model for Omni One similar to Peloton’s. Specifically, it intends to include a monthly subscription fee in addition to an online game store to sell individual games.

Virtuix expects that its existing install base of thousands of commercial Omnis at out-of-home venues will provide an ideal demo and sales channel for Omni One. The company intends to launch Omni One in the second half of 2021.

The Current Offering

Securities offered	Maximum of 5,006,675 shares of Series A-2 Preferred Stock convertible into Common Stock ($15,000,000)
Common Stock outstanding before the offering (1)	5,500,000 shares
Preferred Stock outstanding before the offering	• 3,750,000 shares of Series Seed Preferred Stock, • 3,601,709 shares of Series 2 Seed Preferred Stock, • 4,622,024 shares of Series A-1 Preferred Stock, and • 0 shares of Series A-2 Preferred Stock
Preferred Stock outstanding after the offering

•      3,750,000 shares of Series Seed Preferred Stock,

•      3,601,709 shares of Series 2 Seed Preferred Stock,

•      4,622,024 shares of Series A-1 Preferred Stock, and

•      6,265,325 shares of Series A-2 Preferred Stock(2)(3)

Use of proceeds	The net proceeds of this offering will be used primarily to develop Omni One, continue the development of internally produced game content for the Omni, and provide general working capital. See “Use of Proceeds.”

(1)	Does not include 2,500,000 shares issuable upon the exercise of options issued under the Amended and Restated 2014 Long-Term Incentive Plan.

(2)	SI Securities, LLC received $22,301.20 in convertible notes as compensation for placement agent services provided to the company in connection with a prior security offering of the Company. SI Securities will receive approximately 10,845 shares of Series A-2 Preferred Stock upon the initial closing of the Offering, assuming an initial close on or around November 30, 2020.

(3)	Pursuant to the terms of certain subordinated convertible promissory notes issued by the company, such notes will convert into the Series A-2 Preferred Stock of the company if the company raises $1,000,000 in this offering prior to December 31, 2020. The company anticipates that it will reach this threshold, resulting in the issuance of 1,247,805 shares of Series A-2 Preferred Stock. If the company does not receive $1,000,000 by December 31, 2020, note holders have the option to convert the notes into shares of the company’s Series A-1 Preferred Stock. The company has set aside and reserved for the issuance upon the potential conversion of the notes, 1,425,000 shares of Series A-1 Preferred Stock in the event the notes convert into that class of shares.

Summary Financial Information

The Omni has become a global entertainment hit. Specifically, Virtuix has:

•	More than doubled its annual revenues as of March 31, 2020 compared to March 31, 2019.
•	Shipped over $10 million worth of product to date.
•	Delivered over 3,500 Omni systems to 45 countries, mainly to enterprise and out-of-home entertainment customers including Dave & Buster’s.

More than 500 entertainment venues worldwide offer the Omni experience. This success in penetrating the commercial entertainment sector has allowed Virtuix to build a large and devoted player community. As of March 31, 2020, the Omniverse game platform has logged more than one million plays.

Selected Risks

The company’s business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	The company has a limited operating history upon which you can evaluate its performance, and has not yet generated sustained profits. Accordingly, the company’s prospects must be considered in light of the risks that any new company encounters.
•	The company anticipates initially sustaining operating losses.
•	The company depends on one primary product.
•	The delivery and quality of the company's primary product is dependent on third-party manufacturers.
•	The technology for the company’s newest product, Omni One, is not yet fully developed, and there is no guarantee that the company will successfully develop the technology.
•	The company may not be able to protect its intellectual property.
•	If the company cannot raise sufficient funds, it will not succeed.
•	Future fundraising may affect the rights of investors.
•	The company’s future success is dependent on the continued service of a small management team.
•	The company relies on third-party manufacturers and service providers.
•	New competitors may enter the market.
•	Competitors may be able to call upon more resources than the company.
•	The company could be adversely affected by product liability, personal injury, or other health and safety issues.
•	Any valuation at this stage is difficult to assess.
•	All of the company’s assets, including intellectual property, are pledged as collateral to a lender.
•	A portion of the proceeds from the Offering will be used for the repayment of existing debt of the company and not used to further invest in its operations.
•	The company may accept cancellation of debt as consideration for the issuance of its Series A-2 Preferred Stock in this Offering.
•	The company’s Consolidated Financial Statements include a Going Concern Opinion.
•	The company discovered a material weakness in its internal controls over financial reporting, and has since undertaken a restatement of its financial statements for the year ended March 31,2019, which have not been widely distributed.
•	Tax and accounting rules for our subsidiary operating in mainland China differ from those of our parent entity and Hong Kong based subsidiary
•	Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business.
•	There is no current market for any shares of the company’s stock.
•	Investors will hold minority interests in the company.
•	The company’s Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation, provides that, unless the company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between the company and its stockholders, which could limit the stockholders' ability to obtain a favorable judicial forum for disputes with the company or its directors, officers, or employees.
•	The company has previously issued secured debt.
•	Investors will be subject to the terms of the Subscription Agreement.
•	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Agreement.
•	Following reaching the Minimum Target Amount, we may accept direct investments which will not provide for escrow of funds.

•	Results of the company’s operations may be negatively impacted by the coronavirus outbreak.
•	Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company’s business.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the company’s prospects must be considered in light of the risks that any new company encounters. Virtuix was incorporated under the laws of the State of Delaware on December 20, 2013, and it has not yet generated sustained profits. The likelihood of its creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, its operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

The company anticipates initially sustaining operating losses. It is anticipated that the company will initially sustain operating losses. Virtuix’s ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, such as the Omni One, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements, or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

The company depends on one primary product. The company’s primary product is the Omni, which comes in Omni Pro and Omni Arena configurations. Although the company is developing other products, for example Omni One, the company’s survival in the near term depends its ability to sell its primary product to sufficient commercial customers to make a profit. The company’s current base of commercial customers is still small, and the company will only succeed if it can attract more customers for its primary product.

The delivery and quality of the company's primary product is dependent on third-party manufacturers. The company’s primary product is manufactured by third parties. Although the company provides the product’s design, specifications, and quality standards, to meet the required quality standards it relies on a supply chain of 3 contract manufacturers in China, who assemble the final product, and approximately 50 manufacturers in China, Taiwan, and the U.S. who supply raw materials and components. Difficulties encountered by one or more manufacturers may result in a poor-quality product or the inability to deliver product in a timely manner. If the current manufacturers encounter difficulties, the company may be required to find other manufacturers, resulting in delays.

The technology for the company’s newest product, Omni One, is not yet fully developed, and there is no guarantee that it will successfully develop the technology. The company is developing complex technology for at-home use that will require significant technical expertise to develop and commercialize. If the company is unable to successfully develop and commercialize its technology and products, its viability as a business might be significantly affected.

The company may not be able to protect its intellectual property. The company's success will depend on its ability to secure additional patent protection for its core technologies and ability to enforce those patents. The patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company’s product may result in the unauthorized exposure of its intellectual property.

If the company cannot raise sufficient funds, it will not succeed. Virtuix is offering Series A-2 Preferred Stock in the amount of 5,006,675 shares of Preferred Stock and up to $15 million in this offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company raises a substantially lesser amount than the Maximum Raise, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company’s future success is dependent on the continued service of a small executive management team. The company depends on the skill and experience of two individuals, Jan Goetgeluk and David Allan. Each has a different skill set. The company’s success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company’s ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers.

The company relies on third-party manufacturers and service providers. The company’s third-party partners provide a variety of essential business functions, including distribution, manufacturing, and many others. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. If the company encounters problems with one or more of these parties, their failure to perform to expectations could have a material adverse impact on the company.

New competitors may enter the market. The company operates in a relatively new market and the competitive landscape is not yet clear. New competitors may enter the market with an expanded range of products at a lower cost, targeting the same customer base, which may force the company to cut prices.

Competitors may be able to call upon more resources than the company. While the company believes that the Omni is unique, there may be other ways to provide for 360-degree movement and interaction for virtual reality. Additionally, competitors may replicate Virtuix's business ideas and produce directly competing products, possibly without having to rely on outsourced manufacturing. These competitors may be better capitalized than Virtuix, which would give them a significant advantage. This would particularly be the case if major technology companies were to enter the market.

Virtuix could be adversely affected by product liability, personal injury, or other health and safety issues. The company could be adversely impacted by the supply of defective products. Defective products or errors in the company’s technology could lead to serious injury or death. Product liability or personal injury claims may be asserted against the company with respect to any of the products it supplies or services it provides. Virtuix is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that it utilizes. It is the company’s responsibility to maintain a quality management system and to audit its suppliers to ensure that products supplied to the company meet proper standards. Should a product or other liability issue arise, the coverage limits under insurance programs and the indemnification amounts available to the company may not be adequate to protect it against claims and judgments. The company also may not be able to maintain such insurance on acceptable terms in the future. The company could suffer significant reputational damage and financial liability if it experiences any of the foregoing health and safety issues or incidents, which could have a material adverse effect on its business operations, financial condition, and results of operations.

Any valuation at this stage is difficult to assess. The valuation for the Offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

All of the company’s assets, including intellectual property, are pledged as collateral to a lender. Pursuant to the Loan and Security Agreement dated November 12, 2018 and the IP Security Agreement dated November 12, 2018 between the following parties: Virtuix Holdings, Inc., Virtuix Inc., Virtuix Manufacturing Ltd., and Venture Lending and Leasing VIII and Venture Lending and Leasing IX, Inc., the company has granted a security interest in all of its personal property and intellectual property, whether it exists as of November 12, 2018 or is later acquired. In the event the company is in an Event of Default (as defined by the Loan and Security Agreement), or breaches any warranty or agreement made in the Loan and Security Agreement and does not cure the breach within 30 days, the lender could acquire all of the company’s assets, including all of its intellectual property.

A portion of the proceeds from the Offering will be used for the repayment of existing debt of the company and not used to further invest in its operations. The company intends to use a portion of the proceeds of the Offering to repay existing subordinated promissory notes that have been issued by the company. As such, those funds will not be used to further invest in its operations, but will go to pay off the outstanding balance from previous financing by the company, which has already been put towards the company’s operations.

The company may accept cancellation of debt as consideration for the issuance of its Series A-2 Preferred Stock in this Offering. The company is making available to its current creditors the opportunity to cancel outstanding debt in exchange for the issuance of shares of its Series A-2 Preferred Stock in this Offering. The company has not set a limit on the amount of debt that may be cancelled. Cancellation of debt will not be accepted prior to reaching the $1,000,000 Minimum Target Amount. Any debt cancellation accepted by the company would reduce the total new cash proceeds the company may receive. As such, the company may not receive the full amount of new cash consideration to invest in its operations if it accepts debt cancellation.

The company’s consolidated financial statements include a going concern opinion. The company’s consolidated financial statements were prepared on a “going concern” basis. Certain matters, as described in the accompanying financial statements, indicate there may be substantial doubt about the company's ability to continue as a going concern. The company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $3,580,222 and $2,672,623 for the years ended March 31, 2020 and 2019, respectively, has an accumulated deficit of $21,388,253 as of March 31, 2020, has a working capital deficit of $3,941,594 as of March 31, 2020, and lacks liquid assets to satisfy its obligations as they come due with $152,376 of cash as of March 31, 2020. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

The company discovered a material weakness in its internal controls over financial reporting, and has since undertaken a restatement of its financial statements for the year ended March 31, 2019, which have not been widely distributed. The company has undertaken a restatement of its financial statements for the year ended March 31, 2019, which have not been previously filed with the SEC or otherwise widely distributed, in connection with certain errors detected in applying certain accounting principles. In connection with these errors, company management has determined and its independent auditor has reported to the company, that a material weakness existed in internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The weakness identified is insufficient controls over the recording and disclosure of its financial transactions to detect and correct material misstatements to its financial statements in a timely manner. Actions are currently being implemented to remediate the material weaknesses, including implementing a more thorough review and documentation process.

Risks Related to our Operations in China

Tax and accounting rules for our subsidiary operating in mainland China differ from those of our parent entity and Hong Kong based subsidiary. Virtuix Manufacturing (Zhuhai) Co., Ltd. (“VML_ZH”) is a subsidiary of the company registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Under the People’s Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. We will be required to account for this tax treatment throughout the year, which may impact the presentation of our financial results.

Further, in a traditional parent-subsidiary company relationship, cash generated by the subsidiary would be able to freely flow up to the parent. However, currency controls applicable to VML_ZH prevent that movement of cash, which we will need to account for in the presentation of our financial results.

Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business. The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China’s economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies.

In addition, the laws, regulations and legal requirements in China, including the laws that apply to wholly foreign-owned enterprise, or “WFOE”, are subject to frequent changes. The interpretation and enforcement of such laws is uncertain. Protections of intellectual property rights and confidentiality in China may not be as effective as in the U.S. or other countries or regions with more developed legal systems. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Any adverse changes to these laws, regulations and legal requirements or their interpretation or enforcement could have a material adverse effect on our business.

Furthermore, while China’s economy has experienced rapid growth in the past 20 years, growth has been uneven across different regions, among various economic sectors and over time. China has also in the past and may in the future experience economic downturns due to, for example, government austerity measures, changes in government policies relating to capital spending, limitations placed on the ability of commercial banks to make loans, reduced levels of exports and international trade, inflation, lack of financial liquidity, stock market volatility and global economic conditions. Any of these developments could contribute to a decline in business and consumer spending in addition to other adverse market conditions, which could adversely affect our business.

Risks Related to Securities in this Offering

There is no current market for any shares of the company's stock. There is no formal marketplace for the resale of the Series A-2 Preferred Stock or of any shares of Common Stock issuable upon conversion of the Series A-2 Preferred Stock. Shares of Series A-2 Preferred Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Investors will hold minority interests in the company. Virtuix Holdings Inc. has already issued 3,750,000 shares of its Series Seed Preferred Stock, 3,601,709 shares of its Series 2 Seed Preferred Stock, and 4,622,024 shares of its Series A-1 Preferred Stock. Investors will hold minority interests in the company and will not be able to direct its operations. The rights, preferences, and privileges of the Series A-2 Preferred Stock are similar to those of the Series Seed Preferred Stock and Series 2 Seed Preferred Stock.

The company has previously issued secured debt. The company has an outstanding loan with a balance of $350,000 as of July 1, 2020, secured by a pledge of 2,000,000 shares of the Common Stock of Virtuix Inc. and the intellectual property of the company as collateral for the loan. In the event of default on repayment of this loan, the lender may take possession and sell the collateral to satisfy the company’s obligations under the loan.

Risks Related to Forum Selection and Jury Waivers

The company’s Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation, provides that, unless the company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between the company and its stockholders, which could limit the stockholders' ability to obtain a favorable judicial forum for disputes with the company or its directors, officers, or employees. The company’s Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation provides that, unless the company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding: (i) brought on the company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to the company or the company’s stockholders, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation or the Restated Bylaws of the company, or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine.

However, any action as to which the Court of Chancery in the State of Delaware determines that: (i) there is an indispensable party not subject to the jurisdiction of the Court of Chancery, (ii) it is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (iii) for which the Court of Chancery does not have subject matter jurisdiction, the Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for any stockholder.

This choice of forum provision does not apply to (i) suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Accordingly, the company’s exclusive forum provision will not relieve the company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the company’s stockholders will not be deemed to have waived the company’s compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of the company’s securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the company, its directors, officers or other employees, which may discourage lawsuits against the company and its directors, officers and other employees. If a court were to find the choice of forum provision contained in the company’s Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, the company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the company’s business, results of operations, and financial condition. Even if the company was successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

Investors will be subject to the terms of the Subscription Agreement. As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Exhibits 4.1 and 4.2 to the Offering Statement of which this Offering Circular is part. The Subscription Agreement requires investors to indemnify the company for any claim of brokerage commissions, finders’ fees, or similar compensation.

All legal conflicts relating to the Subscription Agreement will be heard in Texas courts under Texas law. In addition, by each investor’s execution of the Subscription Agreement and under the terms thereof, each investor will join as a party to the following agreements:

•	Amended and Restated Investors’ Rights Agreement, dated as of March 10, 2016, as amended by Amendment No. 1 to the Amended and Restated Investors’ Rights Agreement;
•	Amended and Restated Right of First Refusal Agreement, dated March 10, 2016, as amended by Amendment No. 1 to the Amended and Restated Right of First Refusal Agreement; and
•	Voting Agreement, dated as of March 10, 2016, as amended by Amendment No. 1 to the Amended and Restated Voting Agreement.

The aforementioned Amended and Restated Investors’ Rights Agreement, dated as of March 10, 2016, Amended and Restated Right of First Refusal Agreement, dated March 10, 2016 and Voting Agreement, dated as of March 10, 2016 have also been entered into by the company and holders of the company’s Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, and all of the holders of Common Stock. Each of these investment agreements and amendments has been filed as an exhibit to the company’s Offering Statement under Regulation A of which this Offering Circular is part.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Agreement. Investors in the Offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Texas, which governs the Agreement, by a federal or state court in the State of Texas. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the company in connection with matters arising under the Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation, or provision of the Subscription Agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

Following reaching the Minimum Target Amount, we may accept direct investments which will not provide for escrow of funds. After we reach the Minimum Target Amount in this Offering, we may accept direct investments from investors. Funds tendered in such direct investments will be deposited into an account controlled by the company, and not that of a third-party escrow agent. Because the funds are not being held in an escrow account, if we are sued for any reason during the course of the offering and a judgment is rendered against us, your investment could be seized in a garnishment proceeding even before we have closed upon the investment and issued shares to you. Additionally, if we file a voluntary bankruptcy petition or our creditors file an involuntary bankruptcy petition, our assets will be seized by the bankruptcy trustee, including your committed funds prior to receiving shares, and used to pay our creditors. After reaching the Minimum Target Amount, investors may still subscribe to the Offering through SeedInvest, in which case funds will be held in escrow.

Risks Related to COVID-19

The company’s results of operations may be negatively impacted by the coronavirus outbreak. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the U.S., Europe, and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the shares and investor demand for the shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the company’s cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect Virtuix’s business, results of operations, or financial condition.

The extent to which COVID-19 affects the company’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company’s business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Virtuix’s business. Virtuix’s business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company’s investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited attendance to location-based entertainment venues, such as arcades, or result in persons avoiding holding or appearing at in-person events that utilize Virtuix products. “Shelter-in-place” or other such orders by governmental entities could also disrupt the company’s operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding convertible notes and assuming that the shares are sold at $2.996 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

The following table presents the approximate effective cash price paid for all shares and potential shares issuable by the company as of August 31, 2020.

	Date Issued	Issued Shares	Potential Shares		Total Issued and Potential Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Common Shares:
Common Shares	12/23/13	5,500,000	0		5,500,000		$0

Preferred Stock:
Preferred Stock Series Seed	4/17/14	3,750,000	156,250	(1)	3,906,250		$0.800
Preferred Stock Series 2 Seed	12/4/14	2,854,283	0		2,854,283		$1.050
Preferred Stock Series 2 Seed – Converted 2015 notes	5/6/15	747,426	0		747,426		$1.200
Preferred Stock Series A-1	3/22/16	3,222,918	304,700	(1)	3,527,618		$2.332
Preferred Stock Series A-1 – Converted 2018 notes	5/1/18	1,399,106	0		1,399,106		$2.332

Convertible Notes:
2020 Convertible Notes	4/16/20	0	1,425,000		1,425,000		$2.097

Options:
Amended and Restated 2014 Stock Option and Grant Plan	4/7/14	0	2,500,000		2,500,000	(2)	$0.700
Total Common Shares Equivalents					21,859,683		$1.035
Investors in this offering, assuming $15 Million raised		5,006,675	-		5,006,675		$2.996

Total After Inclusion of this Offering					26,866,358		$1.407

(1)	The “potential shares” are warrants.
(2)	1,713,883 stock options have vested as of July 31, 2020.

The following table illustrates the dilution that new investors will experience upon investment in the company relative to existing holders of its securities. Because this calculation is based on the net tangible assets of the company, the company is calculating based on its net tangible book value of (3,821,863) as of March 31, 2020, as included in its audited financial statements.

The offering costs assumed in the following table includes up to $1,275,000 in commissions to SI Securities, LLC, as well as legal, accounting, and Edgarization fees incurred for this offering.

The table presents four scenarios for the convenience of the reader: a $1,000,000 raise from this offering Minimum Target Amount, a $5,000,000 raise from this offering, a $10,000,000 raise from this offering, and a fully subscribed $15,000,000 raise from this offering (the maximum offering).

On Basis of Full Conversion of Issued Instruments	$1,000,000 Raise	$5,000,000 Raise	$10,000,000 Raise	$15,000,000 Raise
Price per Share	$2.996	$2.996	$2.996	$2.996
Shares Issued	333,778	1,668,892	3,337,783	5,006,675
Capital Raised	$1,000,000	$5,000,000	$10,000,000	$15,000,000
Less: Offering Costs	$(198,000)	$(538,000)	$(963,000)	$(1,388,000)
Net Offering Proceeds	$802,000	$4,462,000	$9,037,000	$13,612,000
Net Tangible Book Value Pre-financing as of March 31, 2020	$(3,831,863)	$(3,831,863)	$(3,831,863)	$(3,831,863)
Net Tangible Book Value Post-financing	$(3,029,863)	630,137	$5,205,137	$9,780,137
Shares issued and outstanding pre-financing as of March 31, 2020	17,473,733	17,473,733	17,473,733	17,473,733
Post-Financing Shares Issued and Outstanding*	19,232,511	20,567,625,	22,236,516	23,905,408
Net tangible book value per share prior to offering	$(0.219)	$(0.219)	$(0.219)	$(0.219)
Increase/(Decrease) per share attributable to new investors	$0.062	$0.250	$0.453	$0.628
Net tangible book value per share after offering	$(0.158)	$0.031	$0.234	$0.409
Dilution per share to new investors ($)	$3.154	$2.965	$2.762	$2.587
Dilution per share to new investors (%)	105.26%	98.98%	92.19%	86.34%

*	Includes the up to 1,425,000 shares reserved for the automatic conversion of the 2020 Convertible Notes identified above upon reaching $1,000,000 sold in this offering, excluding Transaction Fees and before any cancellation of debt.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2019, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December 2019, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2020, the company has run into serious problems, and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and to the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company, or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by way of actions taken by the company. Dilution can cause drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering a minimum of 333,779 and up to 5,006,675 shares of Series A-2 Preferred Stock (the “Shares”) on a “best efforts” basis at a price of $2.996 per share. Investors may subscribe to this Offering through SI Securities, LLC or directly with the company. The minimum subscription is $997.67. SeedInvest Auto Invest participants have a lower investment minimum of $197.73. These minimum subscription amounts exclude the SeedInvest Transaction Fee of 2% of the amount invested, up to $300, which only applies to investments through SeedInvest.

The minimum number of shares sold represents the Minimum Target Amount of approximately $1,000,000. The company must reach its Minimum Target Amount via subscriptions through SI Securities, LLC prior to accepting direct investments. A notice that the company has reached its Minimum Target Amount will be posted to the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”).

SI Securities, LLC – Plan of Distribution

The company has engaged SI Securities, LLC (“SeedInvest”) as its sole and exclusive placement agent to assist in the placement of its securities. SI Securities, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

SI Securities, LLC received $22,301.20 in convertible notes as compensation for placement agent services provided to the company in connection with a prior security offering of the company. The convertible notes are expected to convert into approximately 10,845 Shares of Series A-2 Preferred Stock upon the initial closing of this Offering. All such shares of Series A-2 Preferred Stock received by SI Securities, LLC on conversion have been deemed compensation (the “Equity Compensation”) by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), the Equity Compensation may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the qualification date or commencement of sales of this offering, except to any placement agent and selected dealer participating in the offering and their bona fide officers or partners and except as otherwise provided for in FINRA Rule 5110(g)(2).

For investments through SeedInvest, investors will follow the purchase procedure below:

•	The purchase price for the Series A-2 Preferred Stock shall be paid simultaneously with execution and delivery to the company of the signature page of the Subscription Agreement filed as Exhibit 4.1 to this Offering Statement, of which this Offering Circular is part.
•	In the event that the Minimum Target Amount has not been met by the termination date, any money tendered by investors in the offering, including any Transaction Fees, will be promptly returned.
•	Upon a successful closing, the investor’s funds shall be released to the company. The investor shall receive notice and evidence of the digital entry of the number of the Series A-2 Preferred Stock owned by investor reflected on the books and records of the company and verified by eShares, Inc. dba Carta, Inc. (the “Transfer Agent”), which books and records shall bear a notation that the Series A-2 Preferred Stock were sold in reliance upon Regulation A of the Securities Act. Upon written instruction by the investor, the Transfer Agent may record the Shares beneficially owned by the investor on the books and records of the company in the name of any other entity as designated by the investor and in accordance with the Transfer Agent’s requirements.

In addition, by each investor’s execution of the Subscription Agreement and under the terms thereof, each investor will join as a party to the following agreements:

•	Amended and Restated Investors’ Rights Agreement, dated as of March 10, 2016, as amended by Amendment No. 1 to the Amended and Restated Investors’ Rights Agreement;
•	Amended and Restated Right of First Refusal Agreement, dated March 10, 2016, as amended by Amendment No. 1 to the Amended and Restated Right of First Refusal Agreement; and
•	Voting Agreement, dated as of March 10, 2016, as amended by Amendment No. 1 to the Amended and Restated Voting Agreement.

The aforementioned Amended and Restated Investors’ Rights Agreement, dated as of March 10, 2016, Amended and Restated Right of First Refusal Agreement, dated March 10, 2016 and Voting Agreement, dated as of March 10, 2016 have also been entered into by the company and holders of the company’s Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, and all holders of Common Stock.

Each of these six investment agreements has been filed as an exhibit to the company’s Offering Statement under Regulation A of which this Offering Circular is part. See also “Securities to be Offered” on page 39 of this Offering Circular”.

Direct Investment – Plan of Distribution

After the Minimum Target Amount has been reached, the company may accept direct investments. This condition prevents the company from accepting any direct investment subscriptions until the Minimum Target Amount has been reached. Notice that the Minimum Target Amount has been reached will be posted to the company’s offering page on the Online Platform. For direct investments, investors may choose to (i) provide funds directly to the company in exchange for shares of the Series A-2 Preferred Stock, (ii) tender a cancellation of debt as payment for shares of the Series A-2 Preferred Stock, or (iii) a combination of such methods, following the purchase procedure below:

•	The purchase price for the Series A-2 Preferred Stock shall be paid simultaneously by ACH or wire transfer to an account designated by the company with execution and delivery via email of a digitally signed signature page of the Subscription Agreement filed as Exhibit 4.2 to this Offering Statement, of which this Offering Circular is part.

•	To the extent that an investor holds indebtedness of the company evidenced by a short term non-convertible promissory note or similar instrument of the company, investor may pay the purchase price for the Series A-2 Preferred Stock, in whole or in part, by cancellation of such indebtedness by delivering such promissory note or other instrument to the company with instructions as to the amount of indebtedness to cancel in exchange for the Series A-2 Preferred Stock (and to the extent indebtedness remains after application of such indebtedness to the purchase price for the Series A-2 Preferred Stock, the company shall issue a new promissory note or similar instrument of like tenor to Investor evidencing such remaining indebtedness).

•	Upon a successful closing, the investor’s funds shall be available for use by the company. The investor shall receive notice and evidence of the digital entry of the number of the Series A-2 Preferred Stock owned by investor reflected on the books and records of the company and verified by eShares, Inc. dba Carta, Inc. (the “Transfer Agent”), which books and records shall bear a notation that the Series A-2 Preferred Stock were sold in reliance upon Regulation A of the Securities Act. Upon written instruction by the investor, the Transfer Agent may record the Shares beneficially owned by the investor on the books and records of the company in the name of any other entity as designated by the investor and in accordance with the Transfer Agent’s requirements.

In addition, by each investor’s execution of the Subscription Agreement and under the terms thereof, each investor will join as a party to the following agreements:

•	Amended and Restated Investors’ Rights Agreement, dated as of March 10, 2016, as amended by Amendment No. 1 to the Amended and Restated Investors’ Rights Agreement;

•	Amended and Restated Right of First Refusal Agreement, dated March 10, 2016, as amended by Amendment No. 1 to the Amended and Restated Right of First Refusal Agreement; and

•	Voting Agreement, dated as of March 10, 2016, as amended by Amendment No. 1 to the Amended and Restated Voting Agreement.

The aforementioned Amended and Restated Investors’ Rights Agreement, dated as of March 10, 2016, Amended and Restated Right of First Refusal Agreement, dated March 10, 2016 and Voting Agreement, dated as of March 10, 2016 have also been entered into by the company and holders of the company’s Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, and all holders of Common Stock.

Each of these six investment agreements has been filed as an exhibit to the company’s Offering Statement under Regulation A of which this Offering Circular is part. See also “Securities to be Offered” on page 39 of this Offering Circular”.

Commissions, Discounts, Expenses and Fees

The following table shows the total discounts, commissions, and fees payable to SI Securities, LLC in connection with this offering by the company:

	Per Share
Public offering price	$2.996
SeedInvest Transaction Fee	$0.059	(1)
Placement agent commissions	$0.255	(2)
Proceeds, before expenses, to the company	$2.741

(1)	Investors who invest through SeedInvest will be required to pay directly to SeedInvest the Transaction Fee equal to 2.0% of the investment amount at the time of the investors’ subscription up to $300. This fee will be refunded in the event the company does not raise the Minimum Target Amount in this offering.

(2)	SeedInvest will receive commissions paid by the company of 8.5% of the offering proceeds.

Assuming the full amount of the offering is raised, the company estimates that the maximum commissions and Transaction Fees payable or owed by the company and the investors to SeedInvest will be approximately $1,575,000.

In addition, SeedInvest received $22,301.20 in convertible notes as compensation for placement agent services provided to the company in connection with a prior security offering of the company. The convertible notes are expected to convert into approximately 10,845 Shares of Series A-2 Preferred Stock upon the initial closing of this Offering.

Other Terms

Except as set forth above, the company is not under any contractual obligation to engage SI Securities, LLC to provide any services to the company after this offering, and it has no present intent to do so. However, SI Securities, LLC may, among other things, introduce the company to potential target businesses or assist the company in raising additional capital, as needs may arise in the future. If SI Securities, LLC provides services to the company after this offering, the company may pay SI Securities, LLC fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

SI Securities, LLC intends to use the Online Platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com, to provide technology tools to allow for the sales of securities in this offering. SI Securities, LLC will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for the company’s shares (the “Transaction Fee”). The Transaction Fee is broken out as follows: i) 50% to cover the financial and administrative costs associated with the processing of payments via Wire, ACH, and Debit transfers; and ii) 50% to cover the financial and administrative costs of the related and subsequent reconciliation of cash and securities in investor accounts. If a purchase is made by means other than the Online Platform, and as described above in “Direct Investment – Plan of Distribution”, investors will not be charged the non-refundable Transaction Fee equal to 2% of the amount they invest (up to $300). The Transaction Fee will be promptly refunded in the event the company does not reach its minimum fundraising goal. In addition, SI Securities, LLC may engage selling agents in connection with the Offering to assist with the placement of securities.

Selling Security holders

No securities are being sold for the account of security holders. All net proceeds of this offering will go to the company.

Transfer Agent and Registrar

Carta will serve as Transfer Agent to maintain shareholder information on a book-entry basis. The company will not issue shares in physical or paper form. Instead, its shares will be recorded and maintained on its shareholder register.

Investors’ Tender of Funds and Return of Funds

After the Commission has qualified the Offering Statement, the company will accept tenders of funds to purchase the Series A-2 Preferred Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date), provided that the Minimum Target Amount has been met. Only funds invested through SeedInvest will count towards the Minimum Target Amount. Direct investments, including cancellation of non-convertible short term indebtedness, for the company’s Series A-2 Preferred Stock will not be accepted prior to, and will not count toward reaching the Minimum Target Amount. Tendered funds will remain in escrow until both the Minimum Target Amount has been reached and a closing has occurred. However, in the event the company has not sold the minimum amount of shares by 12-months following qualification, or sooner if the Offering is terminated by the company, any money tendered by potential investors will be promptly returned by the Escrow Agent. Upon closing, funds tendered by investors will be made available to the company for its use.

Following reaching the Minimum Target Amount, the company may accept subscriptions for direct investments. Any tendered funds from direct investments will not be held in escrow and will be immediately available to the company upon acceptance of the investor’s subscription.

In the event that it takes some time for the company to raise funds in this offering, the company may rely on cash on hand, or may seek to raise funds by conducting a new offering of equity or debt securities.

In order to invest, you will be required to subscribe to the Offering via the Online Platform and agree to the terms of the Offering, the Subscription Agreement, Investors’ Rights Agreement, and any other relevant exhibits attached thereto.

Perks

At stepped investment levels, the company plans to offer certain benefits listed below at various levels of investment.

Invest $1,000 to $1,999

*The investor may choose to transfer any or all of the perks below to family or friends via a gift card.

•	Receive a 20% ($400) discount when buying an Omni One system or 20% ($200) discount when buying an Omni One dev kit.

•	Investors who order Omni One will be among the first to receive their systems and can participate in the company’s beta program.

•	Early Bird Bonus:

o	If an investor completes the investment within one week after the Offering has been qualified by the Commission, the investor will receive an additional 20% ($400) off of an Omni One system or 20% ($200) discount off of an Omni One dev kit.

Invest $2,000 to $19,999

*The investor may choose to transfer any or all of the perks below to family or friends via a gift card.

•	Receive a 20% ($400) discount when buying an Omni One system or 20% ($200) discount when buying an Omni One dev kit.

•	Investors who order Omni One will be among the first to receive their systems and can participate in the company’s beta program.

•	Receive 5 Omni One games of the investor’s choice (est. value $200).

•	Receive 1 year of Omni Online, Omni One’s monthly subscription for online gameplay (est. value $180).

•	Early Bird Bonus:

o	If an investor completes the investment within one week after the Offering has been qualified by the Commission, the investor will receive an additional 20% ($400) off of an Omni One system or 20% ($200) discount off of an Omni One dev kit.

Invest $20,000 to $49,999

*The investor may choose to transfer any or all of the perks below to family or friends via a gift card.

•	Receive a free Omni One system or Omni One dev kit.

•	Investors who order Omni One will be among the first to receive their systems and can participate in the company’s beta program.

•	Early Bird Bonus:

o	If an investor completes the investment within one week after the Offering has been qualified by the Commission, the investor will receive:

▪	10 Omni One games of his or her choice.

▪	1 year of Omni Online, Omni One’s monthly subscription for online gameplay.

Invest $50,000+

•	Receive a free Omni One system or Omni One dev kit.

•	Investors who order Omni One will be among the first to receive their systems and can participate in the company’s beta program.

•	Receive 10 Omni One games of the investor’s choice.

•	Receive 1 year of Omni Online, Omni One’s monthly subscription for online gameplay.

•	Investors can transfer the aforementioned discounts as a gift card to friends or family.

•	Austin Bonus (non-transferrable):

o	A romantic trip for two to Austin, Texas, that includes the following:

▪	Air travel for two people (within continental U.S.).

▪	Accommodation in a 5-star hotel for 3 nights (1 room).

▪	Massage and spa treatment for two.

▪	BBQ lunch or dinner with Virtuix’s CEO Jan Goetgeluk.

▪	Visit to Virtuix’s office to meet the team.

•	Early Bird Bonus (non-transferrable):

o	If an investor completes the investment within one week after the Offering has been qualified by the Commission, the investor will receive a complimentary VIP dinner at a renowned Austin restaurant.

The company is of the opinion that these perks do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help the company achieve its mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing.

In order to receive the Early Bird Bonus perk, the investor must have submitted their subscription within one week after the Offering has been qualified. While the Early Bird Bonus is available to any investor who invests through SeedInvest in that first week, it will only be available to direct investors if the company has reached its Minimum Target Amount within that first week, as the company may not accept direct investment subscriptions until the Minimum Target Amount has been met. The company will post on its offering page on the Online Platform when it has reached its Minimum Target Amount.

Forum Selection Provision

The Subscription Agreement that investors will execute in connection with the Offering includes a forum selection provision that requires any claims against the company based on the Agreement to be brought in a state or federal court of competent jurisdiction in the State of Texas, for the purpose of any suit, action, or other proceeding arising out of, or based upon, the Agreement. Although the company believes the provision benefits it by providing increased consistency in the application of Texas law in the types of lawsuits to which it applies and in limiting its litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so that they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Virtuix believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Subscription Agreement that investors will execute in connection with the Offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, including any claim under federal securities laws. By signing the Subscription Agreement, an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

USE OF PROCEEDS TO ISSUER

Assuming a maximum raise of $15,000,000, the net proceeds of this offering would be approximately $13,612,000 after subtracting estimated offering costs of $1,275,000 to SI Securities, LLC in commissions, $42,000 in audit fees, $11,000 in Edgarization fees, and $60,000 in legal fees. If Virtuix successfully raises the maximum amount under this raise, the company intends to fund the development of Omni One and bring Omni One to market in 2021.

Assuming a raise of $10,000,000, the net proceeds would be approximately $9,037,000 after subtracting estimated offering costs of $850,000 to SI Securities, LLC in commissions, $42,000 in audit fees, $11,000 in Edgarization fees, and $60,000 in legal fees. In such an event, Virtuix would adjust its use of proceeds by limiting the marketing budget driving Omni One’s initial sales growth and limiting the amount of additional recruiting of new employees.

Assuming a raise of $5,000,000 the net proceeds would be approximately $$4,462,000 after subtracting estimated offering costs of $425,000 to SI Securities, LLC in commissions, $42,000 in audit fees, $11,000 in Edgarization fees, and $60,000 in legal fees. In such an event, Virtuix would adjust its use of proceeds by limiting the marketing budget driving Omni One’s initial sales growth and limiting the amount of additional recruiting of new employees.

Assuming a raise of the Minimum Target Amount of $1,000,000 net proceeds would be approximately $802,000 after subtracting estimated offering costs of $85,000 to SI Securities, LLC in commissions, $42,000 in audit fees, $11,000 in Edgarization fees, and $60,000 in legal fees. In such an event, Virtuix would adjust its use of proceeds by limiting considerably the scope of development of Omni One. The company would also limit its speed of growth and limit the amount of additional recruiting of new employees.

Please see the table below for a summary of the company’s intended use of proceeds from this offering:

Percent Allocation	Minimum Target Amount $1,000,000 Raise USE CATEGORY	Percent Allocation	$5,000,000 Raise USE CATEGORY	Percent Allocation	$10,000,000 Raise USE CATEGORY	Percent Allocation	Maximum Offering $15,000,000 Raise USE CATEGORY
40%	Product Development	46%	Product Development	23%	Product Development	23%	Product Development
40%	General & Administrative	20%	General & Administrative	18%	General & Administrative	13%	General & Administrative
0%	Sales & Marketing	13%	Sales & Marketing	22%	Sales & Marketing	35%	Sales & Marketing
0%	Working Capital	10%	Working Capital	9%	Working Capital	8%	Working Capital
20%	Offering Expenses	11%	Offering Expenses	10%	Offering Expenses	9%	Offering Expenses
0%	Pre-payment of Notes	0%	Pre-payment of Notes	18%	Pre-payment of Notes	12%	Pre-payment of Notes

In the event that the company receives cancellation of debt as payment for shares of the Series A-2 Preferred Stock, the company will not receive new cash consideration in respect to the shares issued in exchange for the cancellation of debt. Further, the company has not set a maximum amount of debt cancellation it would accept as payment for shares of the Series A-2 Preferred Stock. As such, the company may not receive gross proceeds of $15,000,000 upon a fully subscribed offering. In that event, the company will adjust its uses of proceeds accordingly, with the continued emphasis on product development.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

In addition, the company may decide to pre-pay its subordinated promissory notes issued from May 2019 through March 2020. The notes bear an interest rate of 18% per annum, and have a maturity date of January 31, 2021, which may be extended to July 31, 2021 at the option of the company, and are unsecured obligations of the company. Any pre-payment of the notes will be applied first to reduce the accrued but unpaid interest, and the balance on the principal, with pre-payments made to each holder on a pro rata basis. The proceeds from the subordinated promissory notes were used for general operations across product development, marketing, and general and administrative expenses.

THE COMPANY’S BUSINESS

Overview

The company was first founded as Virtuix Technologies LLC in April 2013. In November 2013, Virtuix Technologies LLC converted into Virtuix Inc.

In December 2013, Virtuix Holdings Inc. was incorporated in Delaware to act as the holding company for the following entities:

•	Virtuix Inc.

•	Virtuix Manufacturing Ltd.

•	Virtuix Manufacturing (Zhuhai) Co., Ltd.

Virtuix Inc.

Virtuix Inc., a wholly-owned subsidiary, is a Delaware corporation that was formed on April 15, 2013. Virtuix Inc. develops virtual-reality hardware and software, primarily the Omni, the first virtual-reality interface that allows users to move freely and naturally in video games and virtual worlds. In February 2019, Virtuix Inc. released Omniverse VR ARENA, later renamed Omni Arena, a four-player esports attraction that includes four Omni motion platforms.

Virtuix Manufacturing Ltd.

Virtuix Manufacturing Limited (“VML”), a wholly-owned subsidiary, is a Hong Kong corporation that was formed on January 29, 2015. On June 24, 2015, the company acquired 100% of VML’s common stock (10,000 shares). VML conducts manufacturing operations and transacts USD-denominated business with the company’s suppliers.

Virtuix Manufacturing (Zhuhai) Co., Ltd.

Virtuix Manufacturing (Zhuhai) Co., Ltd. (“VML_ZH”), a wholly-owned subsidiary of VML, was formed on July 28, 2016 and is a Wholly Foreign-Owned Enterprise (“WFOE”) registered in Zhuhai, Guangdong, China. VML_ZH sells the company’s products to Asian customers, conducts manufacturing operations, and transacts CNY-denominated business with Chinese suppliers.

Joint Venture

In July 2016, the company announced that it had formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop virtual-reality content and distribute the company’s products in Asian markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the “Joint Venture” or “Heroix”), is a Sino-foreign equity joint venture company established under the laws of the People’s Republic of China and registered in Shanghai. The company invested in Heroix via VML. VML holds an ownership percentage in Heroix of 49%, a non-controlling interest. Heroix began operations in October 2016.

Principal Products and Services

Backed by Mark Cuban and other prominent investors, the Omni is the first-of-its-kind motion platform that lets players walk and run in 360 degrees inside video games and other virtual worlds. The Omni's immersive experience takes gaming to the next level.

The company sells three products related to the Omni concept:

•	Omni Pro platform and accessories

•	Omni Arena esports attraction

•	Omniverse gameplay credits

OMNI PRO

Omni Pro is a virtual-reality motion platform that lets players walk and run at full speed in 360 degrees without risk of falling or colliding with other people. Players experience unrestricted gameplay action, including sideways and backwards movement, at their real-time physical speed.

Omni Pro is sold mainly to enterprise customers and smaller entertainment venues (for example, VR arcades). The company distributes Omni Pro through a network of 22 distributors covering 45 countries. Consumers cannot purchase this product directly.

With more than 3,500 Omnis shipped to date, the company considers the Omni platform to be the leading and most popular VR motion platform on the market.

Omniverse Game Library & Specialized VR Applications

Players of Omni Pro at commercial entertainment venues have access to the Omniverse library of 23 VR games that are optimized for the Omni experience. These games allow players to walk and run around inside virtual game worlds. They include popular genres such as first-person shooting games, adventure games, kid-friendly experiences, and virtual visits to natural settings like forests and beaches.

Customers outside the entertainment sector use Omni Pro for various non-gaming applications, such as training and simulation. These customers can develop custom VR applications using Virtuix’s software development kit (“SDK”), which allows developers to integrate Omni Pro motion output into applications that serve specialized purposes.

OMNI ARENA

Omni Arena is a virtual reality esports attraction that bundles four Omni Pro platforms into a four-player attraction that can be operated by a single attendant. Omni Arena features ongoing esports contests with a $100,000 prize pool sponsored by Virtuix and HP.

The company believes, based on usage data, that the Omni’s physical engagement combined with Omni Arena’s competitive, multiplayer gaming offers entertainment venues a winning formula for high repeat play. The esports prize pool incentivizes gamers to enter weekly and monthly contests, and serious contestants often come back to compete every week.

Curated Gaming Experience

As with Omni Pro, players of Omni Arena can walk or run at full speed inside video games. Omni Arena offers a curated selection of multiplayer VR games from the Omniverse library. These games feature co-operative and player-vs-player shooters, thrilling adventures, frightening horror, and kid-friendly action. Players engage virtually with their teammates and other teams and players, thus facilitating social and community-based experiences.

Benefits for Venues

The company believes that Omni Arena increases revenues at entertainment venues in the following ways:

•	Omni Arena’s popular game genres attract a wide range of guests and a loyal audience of gamers.

•	The built-in esports contests and $100,000 annual prize pool stimulate high repeat play.

•	Regular releases of new games (typically two per year) excite customers and drive repeat visits.

•	The complete guest experience (about 20 minutes from start to finish) allows venues to charge $15 per player, per game.

The company believes that Omni Arena provides a customer experience that guests consider to be complete and satisfying. Upon finishing the game, guests receive a gameplay video, suitable for sharing on social media, that comes the venue’s logo embedded.

Furthermore, Virtuix has designed Omni Arena to be a highly automated attraction for venues to operate. It includes the following features that help to reduces a venue’s labor costs and boost utilization:

•	Social sharing stations that entertain customers before and after the VR gameplay.

•	Automated staging area that allows for quick player setup and high throughput (20 players per hour).

•	Queuing app that notifies guests by text message when their turn comes to play (by eliminating wait lines, guests can enjoy other attractions or food & beverages while awaiting their turn).

Venues typically sell tickets for Omni Arena’s 20-minute experience for $12 to $15 per player. At top-performing sites, Omni Arena generates monthly revenues of $30,000 or more.

In an ongoing player survey, in which over 10,000 players have participated to date, 97% of players expressed intent to play Omni Arena again, and 43% of players reported they had visited the venue specifically to play Omni Arena.

Driving high revenues, guest traffic, and repeat play are hallmarks of an “anchor attraction,” the class of attraction that is most valuable to entertainment venues. Based on revenue data, usage data, and survey results, the company believes that Omni Arena’s performance meets the criteria for an anchor attraction.

OMNIVERSE

In October 2017, Virtuix launched OmniverseTM, the Omni’s proprietary content distribution and arcade management platform. Omniverse currently offers 23 top VR games that are optimized for the Omni experience and suited for commercial entertainment venues. Of the 23 games, 9 were developed by Virtuix and 14 by third-party studios.

Omniverse transforms the Omni into a complete entertainment solution for amusement venues. Thanks to Omniverse’s extensive catalog of popular games and its leaderboard functionality, customers come back to play again and again.

The company generates revenues from the sale of “Omniverse credits,” which are gameplay credits needed by commercial operators to play games on Omni Pro and Omni Arena. By selling Omniverse credits, Virtuix collects ongoing game licensing fees from entertainment venues that operate Omni Pro and Omni Arena.

Product Safety

The company believes that the Omni platform is safe to use. Players are strapped into a safety harness inside the Omni ring structure. Virtuix believes that players cannot fall out of the safety harness during use. Before and after gameplay, players use a rubber anti-slip mat to safely enter and exit the Omni platform. Virtuix is not aware of any accidents in the four years since the launch of the Omni and has not been subject to any legal proceedings related to safety incidents.

The Company’s Plans for New Products

During 2019, in response to requests from Omni fans, Virtuix began developing an at-home Omni system, “Omni One,” that is optimized for consumer use. Omni One’s mechanical design offers increased freedom of movement compared to Omni Pro’s design.

Virtuix aims to make Omni One the “Peloton for gamers.” The company intends to make Omni One’s business model similar to Peloton’s. Specifically, it will include a monthly subscription fee in addition to an online store that sells individual games.

Virtuix believes that its install base of thousands of commercial Omnis at out-of-home venues provides an ideal demo and sales channel for Omni One.

The company intends to release Omni One in the second half of 2021 as a complete entertainment system comprising the following hardware, software, and content elements:

•	Hardware:

o	Omni motion platform that is optimized for home use, meaning it will be lighter than Omni Pro, easier to store, and offer more freedom of movement (including jumping and crouching).

o	Standalone, all-in-one VR headset (no PC needed).

•	Software

o	Closed content platform (storefront) to sell games and manage monthly subscriptions.

o	Mobile app with game notifications and fitness stat tracking, intended to improve engagement and “stickiness.”

•	Content

o	30+ game titles available upon launch, available for purchase for $19.99 to $39.99.

o	Games content will include Omni-specific games, non-Omni games, top VR titles, and popular genres like battle royale (Fortnite style).

Virtuix’s long-term vision is to bring full-body VR to mass entertainment markets, both commercial and consumer. Virtuix aims to make the Omni system essential to every VR setup, whether inside or outside the home.

Virtuix foresees wide-ranging commercial applications, including out-of-home amusement (arcades, family entertainment centers, and sports centers), training and simulation, education, virtual tourism, and health care and fitness.

Market

Virtuix intends to sell three distinct products: Omni Pro, Omni Arena, and Omni One. These products will be sold through different channels.

Omni Pro and Omni Arena

Virtuix sells Omni Arena directly to arcades, amusement centers, food & beverage venues, sports centers, and entertainment complexes (such as cinema multiplexes) in the U.S. and Canada. Well-known customers include Dave & Buster’s and Sky Zone trampoline parks.

According to research firm IbisWorld, the U.S. market has 8,300 venues within this sector, representing a $1.2 billion potential market for Omni Arena. The company has determined that this sector is highly fragmented, sustaining thousands of small operators. It is not dominated by major participants that would impose barriers to entry by a new entrant such as Virtuix.

Virtuix sells Omni Pro in container-load quantities to its distributors, who resell the systems in their local markets. End customers of Omni Pro include commercial enterprises, universities, and smaller entertainment venues (such as specialized VR arcades).

Omni One

Virtuix estimates that the serviceable addressable market in the U.S. for Omni One, the Omni’s upcoming at-home version, is approximately 14 million households. The company intends to expand sales of Omni One rapidly into Europe and China.

Based on Virtuix’s primary research and surveys of Omni Arena players, it has identified three key buyer personas for Omni One:

•         VR enthusiasts

•         Gamers

•         Parents

Marketing/Distribution Channels

Marketing of Omni Pro and Omni Arena

Virtuix’s methods for marketing Omni Pro and Omni Arena include trade publications and trade shows. The company attends three to four tradeshows each year to demonstrate the Omni experience to potential customers.

Virtuix relies on a network of 22 worldwide distributors to promote and distribute Omni Pro in their local markets. Virtuix does not sell this product directly to end customers.

Virtuix sells Omni Arena directly to customers in the U.S. and Canada. This product is not available outside of the U.S. and Canada.

Marketing of Omni One

The company intends to promote Omni One initially to its existing Omni player community via direct email marketing. The company is in direct contact with fans of its out-of-home experience, a captive audience of registered players that provides a large pool of potential buyers for Omni One. Virtuix estimates that by 2022, 150 venues will operate Omni Arena, and that the number of registered players will exceed one million.

In a survey Virtuix conducted of 1,000 players, 14% indicated they would be “likely or highly likely” to purchase Omni One for an upfront purchase price of $1,995. Virtuix believes that likely buyers of Omni One are consumers who fall within the following categories:

•	VR enthusiasts: Early adopters who crave the latest VR innovations. This group preordered 5,000 units of the original 2013 Omni version.

•	Gamers: Players of console and PC games who seek the fun of walking and running inside video games, and who value the Omni’s fitness benefits. By offering Omni One as a complete VR gaming system, the company believes it can reach gamers who don’t yet own a VR headset.

•	Parents: Players aged 8-20 make up 40% of Omni Arena players. Young people love gaming on the Omni, and Virtuix expects many young people will petition their parents to buy Omni One. Survey data shows that many parents may agree.

As well as targeting the above groups, the company intends to use digital media advertising and gaming influencers to market Omni One to the wider market.

Competition

The company faces competition mainly from KATVR (China) and Cyberith (Austria).

KATVR currently offers a VR treadmill only, without a headset or computer, for about $1,000. Virtuix believes that Omni One offers customers the following advantages over KATVR’s product:

•	Omni One is a complete system including all-in-one headset that’s ready to play out-of-the-box, making it suitable for the mass market (not just for VR enthusiasts)

•	Omni One includes an optimized games platform, ensuring a quality consumer experience (no tinkering required)

•	Omni One has a scalable business model including recurring revenues (it’s not just a hardware accessory)

•	Omni One’s underlying Omni technology is mature and proven

•	Virtuix is capitalized and backed by major partners

•	Virtuix has 22 distributors on 5 continents

•	Omni technology is protected by an extensive patent portfolio

Cyberith, as of March 31, 2020, had failed to develop a home product and failed to ship a product of any kind to its Kickstarter backers. Cyberith offers only a commercial system, the “Virtualizer,” to enterprise customers in low volumes. Virtuix believes that the Virtualizer’s flat-shaped base makes walking difficult.

In addition to the weaknesses listed above, the company believes that KATVR and Cyberith’s products infringe on several of Virtuix’s patents. No legal action has been taken by the company to enforce these patents.

Supply Chain

The company conducts final assembly of Omni Arena at its own facility in Austin, Texas. The company purchases Omni Pro and Omni Arena hardware components from about 50 suppliers in the U.S, China, and Taiwan. To manage this supply chain, Virtuix employs purchasing and quality-control teams at its locations in Austin, Texas and Zhuhai, China.

The company’s top three suppliers are:

•	Yingliang Health Technology Co., Ltd. (Taiwan company): assembles Omni Pro and accessories
•	Xianmei Exhibition Products Ltd. (China company): fabricates Omni Arena’s structural components
•	D&H Distributing Co. (U.S. company): supplies Omni Arena’s primary electronic components (including HTC VIVE Pro headsets, Intel computers, NETGEAR networking equipment, and Cyberpower UPS systems)

Purchases from the above three suppliers account for approximately 54% of Omni Arena’s materials cost.

Although the structural components of Omni Arena are fabricated in China, the company builds the finished Omni Arena product at its facility in Austin, Texas. Final assembly of Omni Arena occurs at the customer site and is performed by the company’s installation team.

The company ships Omni Pro systems in container loads (20’ or 40’) to distributors on EXW China terms (meaning the distributor handles shipping and importing arrangements). The company ships Omni Arena structural components in container loads from China to third-party warehouses in the U.S., and then to customer sites for installation. The company ships other Omni Arena materials, such as electronic components, via LCL trucking services from its Austin, Texas facility to customer sites.

The company intends to produce Omni One hardware using the China, Taiwan, and U.S. suppliers who currently produce Omni Pro, and to manage production using the supply-chain management staff the company currently employs in Austin, Texas and Zhuhai, China.

Research and Development

Since inception, the company has spent approximately $6.9 million on research and development of its products. Most recently, the company spent $805,042 for the year ended March 31, 2020. Part of these funds was allocated to further development of Omni Arena, and part was allocated to research and development of the company’s newest product, Omni One.

Employees

Virtuix has 24 full-time employees: 12 at its Austin, Texas headquarters, 2 remotely in the U.S. (sales reps), and 12 in Zhuhai, China. The company employs 7 part-time hourly workers in Austin for production, installation, and customer support.

Intellectual Property

The company relies on its intellectual property. As of August 2020, the company owns five issued utility patents and nine issued design patents. Six applications are pending.

Patents: Granted

Patent Number	Title	Type	Date Granted
US 9,329,681	Locomotion System and Apparatus*	Granted	5/3/2016
US 9,785,230	Locomotion System and Apparatus	Granted	10/10/2017
US 10,635,162	Locomotion System and Apparatus	Granted	4/28/2020
US D766,239	Omni-directional Locomotion Platform	Granted	9/13/2016
US D789,368	Omni-directional Locomotion Platform	Granted	6/13/2017
US D787,516	Omni-directional Locomotion Platform	Granted	5/23/2017
US 10,286,313	Method Generating an Input in an Omnidirectional Locomotion System **	Granted	5/14/2019
US 10,065,114	Haptic Glove for use in virtual environment	Granted	9/14/2018
US D863,737	Slip-on Shoe***	Granted	10/22/2019
US D863,738	Slip-on Shoe	Granted	10/22/2019
US D879,417	Slip-on Shoe	Granted	3/31/2020
US D878,012	Slip-on Shoe	Granted	3/17/2020
US D887,684	Slip-on Shoe	Granted	6/23/2020
US 10,751,622	System and Method of Soft Decoupling an Input****	Granted	8/5/2020

Patents: Applications

Application Number	Title	Type	Date Filed
16/813,428	Locomotion System and Apparatus	Non-provisional Utility Patent Application	3/9/2020
16/395,776	Method Generating an Input in an Omnidirectional Locomotion System	Non-provisional Utility Patent Application	4/26/2019
16/ 988,496	System and Method of Soft Decoupling an Input	Non-provisional Utility Patent Application - ALLOWED	8/7/2020
63/028,160	Efficient Capture and Delivery of Walkable and Interactive Virtual Reality or 360 Degree Video	Provisional Utility Patent Application	5/21/2020
PCT/US19/54164	Data Management and Performance Tracking System for Walkable or Interactive Virtual Reality	Non-provisional Utility Patent Application	10/1/2019
29/692,498	Arena	Non-provisional Design Patent Application	5/24/2019

*The patent titled “Locomotion System and Apparatus” has been filed with international patent regulators in Australia, Brazil, China, Europe, Hong Kong, India, Russia, and South Korea, and has been granted in Australia, China, Europe, Hong Kong, Russia, and South Korea.

** The patent titled “Method Generating an Input in an Omnidirectional Locomotion System” has been filed with international patent regulators in Australia, Brazil, China, Europe, Hong Kong, India, Russia, and South Korea, and has been granted in Russia.

*** The patent titled “Slip-on Shoe” has been filed with international patent regulators and has been granted in China, Europe, Russia, and South Korea.

**** The patent titled “System and Method of Soft Decoupling an Input” has been filed with international patent regulators and has been granted in China and Europe.

Additionally, Virtuix has entered into a License Agreement with CloudNav, Inc. covering the license of CloudNav, Inc.’s Sensor Fusion Library and Virtual Reality Motion Library.

Trademarks

Trademark Number	Mark	Class	Date Granted
5,930,233	OMNIVERSE ESPORTS	41	12/20/2019
5,993,690	OMNIVERSE VR ARENA	19/37/41	2/25/2020
5,000,145	OMNI ARENA	9	7/12/2016
5,042,878	OMNI CONNECT	9	9/13/2016
5,851,790	OMNI VR	41	5/31/2016
5,261,822	OMNI ONLINE	41	8/8/2017
5,407,949	OMNIVERSE	38	2/20/2018
5,681,504	OMNIVERSE	41	2/19/2019
1,375,213	OMNIVERSE (Granted by the World Intellectual Property Organization)	38	9/1/2017
5,022,930	TRAVR	9	8/16/2016
4,951,644	VIRTUIX	9	5/2/2016
4,973,454	VIRTUIX ONMI	25/28	6/7/2016
5,492,571	VIRTUIX OMNIVERSE	9/38/41	6/12/2018

Regulation

Other than consumer product rules applicable to all companies producing products for consumer use, the company is not aware of any specific regulations that would impact or limit its current or proposed operations.

Litigation

In 2017, the company settled a lawsuit with Glen Jones, who alleged breach of a mutual NDA and misappropriation of trade secrets. In the opinion of the company and its attorneys, the allegations were without merit. For expediency, the company settled the case in exchange for a cash payment of $60,000 and 80,000 shares of its Series A-1 Preferred Stock.

THE COMPANY’S PROPERTY

On June 25, 2015, the company entered into a 39-month non-cancelable operating lease agreement for office space located at 1826 Kramer Lane, Suite H, Austin TX 78758. On February 19, 2018, the company entered into a 60-month extension of the lease term beginning on October 1, 2018 and expiring on September 30, 2023. Monthly rent payments will continue at the previous rate of $7,200 per month and increase at about 3% per square foot to $8,100 over the course of the 60 months. Future minimum lease payments under the agreement, as of March 31, 2020, are as follows:

YEAR	AMOUNT
2021	$90,450
2022	$93,150
2023	$95,850
Thereafter	$48,600
Total lease payments	$328,050

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the consolidated financial statements and financial condition of Virtuix Holdings Inc. and results of its operations together with its consolidated financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

The company sells the Omni, an “omni-directional treadmill” that lets players walk or run in 360 degrees inside virtual reality videogames and other virtual reality applications. Virtuix and its subsidiaries have generated $3,855,193 in revenues for the year ended March 31, 2020 and $1,632,202 in revenues for the year ended March 31, 2019.

As a result of the application of ASC 605 and ASC 606, management of the company determined that an adjustment needed to be made to revenue from Omniverse credits. Additionally, errors were noted in recording assets, liabilities, revenues, and expenses as outlined in the following section.

The company has restated its previously reported consolidated financial statements for the year ended March 31, 2019 and all related disclosures. The following is a comparison of the prior year consolidated financial statements as issued compared to the restated consolidated financial statements for the year ended March 31, 2019. The following restatement information was presented in the company's internal-use compiled financial statements that have not been publicly filed.

Results of Operations

Year Ended March 31, 2020 Compared to Year Ended March 31, 2019

Virtuix and its subsidiaries have generated $3,855,193 in revenues for the year ended March 31, 2020 and $1,632,202 in revenues for the year ended March 31, 2019. The costs of goods sold consist of material costs, logistics and warehousing costs, and other costs related to the production and installation of Omni Pro and Omni Arena systems. Net revenues consist of sales of Omni Pro systems, Omni Arena attractions, Omniverse credits, and replacement parts and accessories.

The operating expenses currently consist of selling expenses consisting of marketing expenses and salaries of sales representatives; general and administrative expenses consisting primarily of salaries, travel, and office expenses of administrative employees and contractors; and research and development expenses. Operating expenses totaled, $3,821,687 for the year ended March 31, 2020 compared to $3,083,886 for the year ended March 31, 2019, an increase of 24%, primarily due to:

•	General and administrative expenses increased from $1,762,495 for the year ended March 31, 2019 to $2,148,696 for the year ended March 31, 2020. A 22% increase, due primarily to the increase in the number of administrative personnel supporting the rapid increase in Omni Arena installations.

•	Selling expenses increased from $219,276 for the year ended March 31, 2019 to $867,949 for the year ended March 31, 2020. A 300% increase, due primarily to the increase in marketing activities for Omni Arena and the hiring of sales representatives to sell Omni Arena.

•	Research and development costs decreased to $805,042 for the year ended March 31, 2020 from $1,102,115 for the year ended March 31, 2019. A 27% decrease due to the decrease in development costs related to Omni Arena.

As a result of the foregoing, the company generated a net loss of $3,580,222 as of March 31, 2020 as compared to a net loss of $2,672,623 as of March 31, 2019. A 34% increase in net loss.

The company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the company’s hardware and other software. Royalty expense is generally based on a dollar amount per Omni unit shipped and can range from $1 per unit to $8 per unit. For the years ended March 31, 2020 and 2019, management has recorded royalty expense in the consolidated statements of operations of $2,816 and $4,808, respectively.

Liquidity and Capital Resources

As of March 31, 2020 the company’s cash and cash equivalents was $152,376. The company requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception, and as of March 31, 2020, had a net loss of $3,580,222 and a stockholders’ deficit of $21,388,253. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

In addition, the company has issued subordinated promissory notes with the current outstanding balance of combined principal and interest, as of August 21, 2020, of $2,149,635, and with a continued interest rate of 18% per year. The company intends to have a portion of this balance repaid through the issuance of convertible promissory notes to the lender, and the remaining portion repaid out of the proceeds of this Offering. The company has exercised its option on the subordinated promissory notes to extend the maturity date from July 31, 2020 to January 31, 2021, and may extend it again to July 31, 2021. The portion of the subordinated promissory notes to be repaid through the additional issuance of convertible promissory notes is $640,000.

The company’s current burn rate is approximately $100,000 per month, assuming sales of 2-3 Omni Arena attractions per month. The company estimates that if it does not raise any additional funds, it could continue its current rate of operations through Q1 2021 without raising additional capital. The company estimates that if it raised the maximum amount sought in this offering, it could continue its current rate of operations through Q2 2022 without raising additional capital.

Plan of Operations

As of March 31, 2020, the company has achieved the following milestones:

•	Shipped over $10 million worth of product to date (over 3,500 Omni systems to 45 countries).
•	Hosted more than one million plays the “Omniverse” content platform.
•	Shipped Omnis to over 500 entertainment venues.

Virtuix has established the following milestones in its plan of operations for the next 12 months:

•	Continue to sell and install Omni Arena attractions in the U.S. and Canada
o	The company aims to install 50 Omni Arena systems in calendar year 2021.
•	Complete development of Omni One and bring the product to market in the second half of 2021
o	The company believes that a $2,300,000 budget will be sufficient to launch Omni One. The funds will be used accordingly:
o	Electromechanical design and prototyping: $300,000
o	Software development: $900,000
o	Game development: $600,000
o	Third-party content licensing: $200,000
o	Industrial design: $50,000
o	Production tooling: $250,000

Trend Information

The COVID-19 pandemic has directly impacted trends in revenue for the company. In February 2020, revenues for Omni Arena sales were approximately $800,000, partly resulting from 5 Omni Arena installations. For the quarter ended June 30, 2020, Omni Arena sales were $0, as the company did not complete any installations of Omni Arena. Fortunately, over the quarter from July 1, 2020 to September 30, 2020, Omni Arena revenues were $561,335 as the company resumed installations of Omni Arena. Despite the COVID-19 pandemic, Omni Pro revenues have stayed relatively stable during Q1 and Q2 of the fiscal year ending March 31, 2021.

However, the company believes that consumer trends are in its favor due to COVID-19 increasing the need for healthy at-home activities. Specifically, the company believes the following consumer trends will contribute to a successful Omni One launch:

•	Activity at home
o	At-home fitness and entertainment have experienced increased growth in recent months.
•	Sedentary screen-time habits are increasing at an alarming rate and frustrating parents

o	The company believes that parents will more likely purchase an active gaming activity for their children as compared to a sedentary one. Specifically, walking and running inside videogames on Omni One is a unique and appealing feature of Omni One, and more active as compared to sedentary video game playing. Accordingly, the company believes that Omni gameplay is a healthier option and believes that many parents will recognize this benefit.

•	Ultrafast wireless (5G)
o	The company believes that advances in cloud-based gaming facilitated by 5G will significantly improve VR headset performance

The global video game market, worth $165 billion annually (2019), has been steadily growing since 2009. In addition, the company has observed that the global COVID-19 pandemic has pushed demand for games and game-related hardware to new highs. According to a report by The NPD Group, a market research firm, March 2020 was the biggest month for the gaming industry in more than 10 years, as sales of game consoles, games, accessories, and game cards reached $1.6 billion. Shares of gaming companies, including Activision Blizzard and Electronic Arts, reached multi-year highs in 2020.

Other forms of at-home activities are benefitting also. For example, sales of Peloton, the developer of the popular Peloton exercise bike, jumped nearly 61% to $420 million in its fiscal third quarter.

Virtuix believes that its upcoming home product, Omni One, positions the company to participate in these upward trends.

Recent Offerings of Securities and Outstanding Debt

•	The company sold a total of $7,329,000 of preferred equity under a Regulation A offering which had an initial close in March 2016, and subsequent closes during later months of 2016. The company used the proceeds from that offering for general operations.

•	Effective November 1, 2018, the company entered into an agreement to obtain financing with Western Technology Investment (“WTI”). The initial commitment of $500,000 was received on November 13, 2018. Terms of the note are interest-only payments through October 1, 2019, followed by thirty months of principal and interest payments beginning November 1, 2019 in the amount of $19,211, due on April 1, 2022. The note has a fixed interest rate of 12.25% and is secured by all assets of the company. The company used the proceeds from that offering for general operations.

•	As of May 1, 2018, the company sold $2,999,742 of convertible notes with a valuation cap of $50,000,000 pursuant to Rule 506(c). The company used the proceeds from that offering for general operations. On December 31, 2019, these convertible notes converted into Series A-1 Preferred Stock of the company.

•	From May 2019 thru March 2020, the company sold subordinated promissory notes with an interest rate of 18%, in the amount of a $2,584,000, to various investors. The company used the proceeds from that offering for general operations. As of August 31, 2020 the company has converted $1,517,978 of the principal plus accrued interest into convertible notes.

•	On April 13, 2020, the company was granted a loan from Bank of Houston, N.A. in the amount of $177,067, pursuant to the Paycheck Protection Program (the “PPP Loan”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The PPP Loan is expected to mature in April 2022, bears interest at a rate of 1.00% per year, and is payable monthly beginning on November 13, 2020. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan are restricted to payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The company intends to use the entire PPP Loan amount for qualifying expenses. Under the terms of the PPP Loan, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

•	Starting on April 15, 2020, the company initiated an offering to raise up to $3,000,000 through the issuance of subordinated convertible promissory notes (the “Convertible Notes”) on SeedInvest pursuant to Rule 506(c) of Regulation D under the Securities Act of 1933. The company has also issued Convertible Notes in exchange for the repayment of other outstanding debts incurred by the company. These Convertible Notes are convertible into shares of preferred stock of the company in connection with a qualified or other financing or, in certain circumstances, into shares of the company’s Series A-2 Preferred Stock and in some circumstances into Series A-1 Preferred Stock. The company has set aside, and reserved for the issuance upon the potential conversion of the notes, 1,425,000 shares of Series A-1 Preferred Stock. The company intends to use the proceeds from this offering for general operations.

Relaxed Ongoing Reporting Requirements

If Virtuix becomes a public reporting company in the future, it will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which the company refers to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as the company remains an “emerging growth company,” it may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in the company’s periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If Virtuix becomes a public reporting company in the future, it expects to take advantage of these reporting exemptions until it is no longer an emerging growth company. Virtuix would remain an “emerging growth company” for up to five years, although if the market value of its Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, the company would cease to be an “emerging growth company” as of the following December 31.

If Virtuix does not become a public reporting company under the Exchange Act for any reason, it will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, Virtuix will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets out the company’s officers and directors. All work with the company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers:
Jan Roger Goetgeluk	CEO	36	April 15, 2013	Full Time
David Robert Malcolm Allan	President and COO	53	August 12, 2013	Full Time
Directors:
Jan Roger Goetgeluk	Director and Chairman of the Board	32	April 15, 2013
David Robert Malcolm Allan	Director	53	August 12, 2013
Michael Bradley McGovern	Director	38	December 14, 2016

Jan Goetgeluk, CEO and Chairman of the Board

Jan Goetgeluk is currently Virtuix’s Chief Executive Officer. He has served in that position for seven years, from April 2013 to the present date. Prior to founding Virtuix, he was an Investment Banking Associate at J.P. Morgan from May 2010 to February 2013. He holds Bachelor of Science and Master of Science degrees in Mechanical Engineering from the University of Ghent in Belgium, and an MBA degree from Rice University in Houston.

David Allan, President and COO

David Allan is currently Virtuix’s President and Chief Operating Officer. He has served in that position for seven years, from August 2013 to the present date. Prior to joining Virtuix, David served as vice president of ERP Power, a California hardware startup, from June 2008 to January 2012. In that position he set up Asian manufacturing operations and helped grow the business to $50 million in sales, 700 employees, and the eventual sale to a private-equity acquirer. From January 2006 to May 2008, he served as Regional Materials Manager at Flextronics, a Fortune 500 manufacturer. David handled large-scale manufacturing programs serving top-tier customers like Apple and Dell. David holds a Bachelor of Applied Science in Systems Design Engineering from the University of Waterloo in Canada.

Brad McGovern, Director

Brad McGovern is currently a Director of Virtuix. He has served as the Managing Partner of Seitz, DeMarco & McGovern (“SDM”) since 2012. Prior to joining SDM, Brad worked in the Investment Management Division of Goldman Sachs from 2010 to 2012, and in the Assurance Department of Ernst & Young from 2005 to 2008. He holds a Bachelor of Business Administration in Finance and Accounting from Texas Christian University, a Masters of Accounting from Texas Christian University, and a Masters of Business Administration from Rice University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended March 31, 2020 the company compensated its three highest paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jan Goetgeluk	Chief Executive Officer	$150,000	N/A	$150,000
David Allan	Chief Operating Officer	$225,000	$25,000	$250,000

For the fiscal year ended March 31, 2020, Virtuix paid its directors as a group $0. There are three directors in this group.

The compensation package was determined based on market rates.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of March 31, 2020, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the company’s capital stock, (2) all executive officers and directors as a group, and (3) any other holder who beneficially owns more than 10% of any class of the company’s capital stock:

Beneficial owner	Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)	Percent of voting power
Jan Goetgeluk	Common Stock	Jan Goetgeluk 7400 Rockberry Cove Austin, TX 78750	5,500,000 shares	0	100%	100%
David Malcolm Allan	Common Stock	David Malcolm Allan 5F, #267, Alley 3, Lane 219 Chung Shan N. Rd., Section 7 Taipei, Taiwan 11285	0	1,125,000 optioned shares	17%	17%

(1)	The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company has not entered into any transactions in which the management or related persons have interest in outside of the ordinary course of operations of the company.

SECURITIES BEING OFFERED

General

The company is offering Series A-2 Preferred Stock that are convertible into common stock to investors in this offering.

The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the constitutive documents of the company, copies of which are filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of Virtuix Holdings Inc.’s capital stock, you should refer to its Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation, Restated Bylaws, and applicable provisions of the Delaware General Corporation Law.

Virtuix Holdings Inc.’s authorized capital stock consists of 30,000,000 shares of Common Stock, $0.001 par value per share, and 22,300,000 shares of Preferred Stock, $0.001 par value per share, of which 7,000,000 of those shares are designated as Series A-1 Preferred Stock, 7,000,000 are designated as Series A-2 Preferred Stock, 4,300,000 shares are designated as Series 2 Seed Preferred Stock, and 4,000,000 are designated as Series Seed Preferred Stock.

As of September 30, 2020, the outstanding shares of Virtuix Holdings Inc. included:

•	5,500,000 shares of Common Stock,

•	3,750,000 shares of Series Seed Preferred Stock,

•	3,601,709 shares of Series 2 Seed Preferred Stock,

•	4,622,024 shares of Series A-1 Preferred Stock, and

•	0 shares of Series A-2 Preferred Stock

Preferred Stock

The company has authorized the issuance of four series of Preferred Stock. The series are designated Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock (together the “Designated Preferred Stock”). Each series of Designated Preferred Stock contains substantially similar rights, preferences, and privileges.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fourth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights: Each holder of Designated Preferred Stock is entitled to one vote for each share of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted, and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

•	Amend or repeal any provision of the Certificate of Incorporation or Bylaws if the action would alter, change, or otherwise adversely affect the powers, preferences, or privileges of any series of the Designated Preferred Stock;

•	Increase or decrease the authorized number of shares of Designated Preferred Stock or Common Stock;

•	Authorize any new, or reclassify any existing class or series of equity securities with rights superior to or on par with any series of Designated Preferred Stock;

•	Redeem, repurchase, or otherwise acquire for value any shares of Common Stock or Designated Preferred Stock other than certain allowable repurchases;

•	Declare a dividend or distribute cash or property to holders of Common Stock; and

•	Liquidate, dissolve, or wind-up the business, or effect any merger or consolidation of the company.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company as provided by Section 4.3 of the Fourth Amended and Restated Certificate of Incorporation. Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fourth Amended and Restated Certificate of Incorporation.

Common Stock

Dividend Rights: Holders of Common Stock are not entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, unless such dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted at the then-effective conversion rate applicable to such shares of Preferred Stock. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights: Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company’s debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock.

Rights and Preferences: Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Investment Agreements

As a condition of subscribing to this Offering, investors acquiring our Series A-2 Preferred Stock will become parties to each of each of: (i) the Amended and Restated Investors’ Rights Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Amended and Restated Investors’ Rights Agreement dated as of September 30, 2020 (as so amended, the “Investor Rights Agreement”), (ii) the Amended and Restated Right of First Refusal Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Amended and Restated Right of First Refusal Agreement dated as of September 30, 2020 (as so amended, the “First Refusal Agreement”), and (iii) the Voting Agreement dated as of March 10, 2016, as amended by Amendment No. 1 to Voting Agreement dated as of September 30, 2020 (as so amended, the “Voting Agreement”), in each case as entered into by and among the company, the investors in the company’s Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred, and certain other stockholders of the company. The Investor Rights Agreement, First Refusal Agreement and Voting Agreement collectively are referred to herein as the “Investment Agreements”. The undated amendments cover the inclusion of investors holding our Series A-2 Preferred Stock. The material terms of such agreements are described below.

Investor Rights Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Investor Rights Agreement).

•	Demand Form S-1: Holders of a majority of the Registrable Securities then outstanding may demand that the company file a Form S-1 registration statement with respect to a majority of the Registrable Securities then outstanding at any time after the earlier of (i) five (5) years after the date of the Investor Rights Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO.

•	Demand Form S-3: If at any time when it is eligible to use a Form S-3 registration statement, holders of a majority of the Registrable Securities then outstanding may demand that the Company file a Form S-3 registration statement.

•	Delay of Registration: No holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation.

•	Right of First Offer: If the company proposes to offer or sell any New Securities, the company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

First Refusal Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the First Refusal Agreement).

•	Right of First Refusal by Key Holder: The Key Holder, constituting the company’s CEO, Jan Goetgeluk, grants to the company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

•	Drag Along Rights: In the event that a Sale of the company is approved in writing, by specific individuals, specifying that drag along rights shall apply to such transaction, then each Key Holder, each Investor, and the Company agree to certain drag-along rights.

Voting Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Voting Agreement).

•	Size of the Board: Each Stockholder agrees to vote to ensure that the size of the Board shall be set and remain at three (3) directors.

•	Board Composition: Each Stockholder agrees to vote to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board: (i) the company’s Chief Executive Officer, (ii) a Key Holder Director and (iii) a Preferred Director.

•	Additional Parties: If the Company issues additional shares of Preferred Stock, as a condition to the issuance the company shall require that any purchaser of Preferred Stock become a party to the Voting Agreement.

Choice of Forum

The company’s, Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation provides that, unless the company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding: (i) brought on the company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to the company or the company’s stockholders, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation or the Restated Bylaws of the company, or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine.

However, any action as to which the Court of Chancery in the State of Delaware determines that: (i) there is an indispensable party not subject to the jurisdiction of the Court of Chancery, (ii) it is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (iii) for which the Court of Chancery does not have subject matter jurisdiction, the Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for any stockholder.

This choice of forum provision does not apply to (i) suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Accordingly, the company’s exclusive forum provision will not relieve the company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the company’s stockholders will not be deemed to have waived the company’s compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of the company’s securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes the company’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

The company will be required to make annual and semi-annual filings with the SEC. It will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The company will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, and which will include unaudited financial statements for the six months to June 30. The company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors, or certain types of capital-raising. Virtuix will be required to keep making these reports unless it files a Form 1-Z to exit the reporting system, which it will only be able to do if it has less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, the company will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

The company may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

FINANCIAL STATEMENTS

virtuix HOLDINGS, inc. AND sUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND mARCH 31, 2019 (RESTATED)

AND

FOR THE YEARS ENDED MARCH 31, 2020 AND 2019 (rESTATED)

WITH

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Virtuix Holdings, Inc.

Austin, Texas

INDEPENDENT AUDITOR’S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Virtuix Holdings, Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of March 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virtuix Holdings, Inc. and subsidiaries as of March 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 14 to the consolidated financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $3,580,222 and $2,672,623 for the years ended March 31, 2020 and 2019, respectively, has an accumulated deficit of $21,388,253 as of March 31, 2020, has a working capital deficit of $3,941,594 as of March 31, 2020, and lacks liquid assets to satisfy its obligations as they come due with $152,376 of cash as of March 31, 2020. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 14. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matters – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The accompanying supplementary information, comprised of the consolidating balance sheets as of March 31, 2020 and 2019 and the consolidating statements of operations for the years then ended, are presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

/s/ Artesian CPA, LLC

Denver, Colorado
August 27, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS
		Restated
	March 31,	March 31,
	2020	2019
CURRENT ASSETS
Cash and cash equivalents	$152,376	$932,843
Accounts receivable, trade	236,741	95,237
Inventory	803,860	467,615
Other receivables	2,119	2,846
Prepaids and other current assets	219,200	158,725
TOTAL CURRENT ASSETS	1,414,296	1,657,266

NONCURRENT ASSETS
Property and equipment	832,078	708,355
Less: accumulated depreciation	(479,134)	(367,508)
Net property and equipment	352,944	340,847

Intangibles	583,647	272,142
Less: accumulated amortization	(126,172)	(61,775)
Net intangibles	457,475	210,367

Investment in joint venture	-	44,549

Deferred tax asset (net of valuation allowance of $3,758,509 and $3,149,977 at March 31, 2020 and March 31, 2019, respectively)	-	-

TOTAL NONCURRENT ASSETS	810,419	595,763

TOTAL ASSETS	$2,224,715	$2,253,029

See Independent Auditor's Report and accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' DEFICIT

		Restated
	March 31,	March 31,
	2020	2019
CURRENT LIABILITIES
Accounts payable	$685,748	$137,065
Accrued expenses	552,635	259,461
Deferred revenue	1,085,883	621,538
Due to related party	6,070	16,262
Current portion of convertible promissory notes, net of unamortized deferred loan costs	-	2,957,517
Current portion of notes payable, net of discount and unamortized deferred loan costs	3,025,554	687,187
TOTAL CURRENT LIABILITIES	5,355,890	4,679,030

LONG-TERM LIABILITIES
Notes payable, net of discount and unamortized deferred loan costs	243,213	663,949
TOTAL LONG-TERM LIABILITIES	243,213	663,949

TOTAL LIABILITIES	5,599,103	5,342,979

STOCKHOLDERS' DEFICIT
Preferred stock, $.001 par value, 15,300,000 shares authorized, 11,973,733 and 10,574,627 shares issued and outstanding at March 31, 2020 and March 31, 2019, respectively, with liquidation preferences of $17,560,413 and $14,297,637 as of March 31, 2020 and 2019, respectively	11,974	10,575
Additional paid-in capital - preferred stock	17,129,944	13,868,629
Additional paid-in capital - preferred stock warrants	184,428	184,428
Common stock, $.001 par value, 23,000,000 shares authorized, 5,500,000 shares issued and outstanding at both March 31, 2020 and March 31, 2019	5,500	5,500
Additional paid-in capital - common stock	682,019	648,949
Accumulated Deficit	(21,388,253)	(17,808,031)
TOTAL STOCKHOLDERS' DEFICIT	(3,374,388)	(3,089,950)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$2,224,715	$2,253,029

See Independent Auditor's Report and accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2020 AND 2019 (RESTATED)

		Restated
	2020	2019
NET SALES	$3,855,193	$1,632,202

COST OF GOODS SOLD	2,949,851	835,374

GROSS PROFIT	905,342	796,828

OPERATING EXPENSES
Selling expenses	867,949	219,276
General and administrative expenses	2,148,696	1,762,495
Research and development expenses	805,042	1,102,115

TOTAL OPERATING EXPENSES	3,821,687	3,083,886

LOSS FROM OPERATIONS	(2,916,345)	(2,287,058)

OTHER INCOME (EXPENSE)
Loss on investment in joint venture	(44,549)	(21,460)
Interest income	339	306
Interest expense	(610,173)	(342,013)

TOTAL OTHER INCOME (EXPENSE)	(654,383)	(363,167)

PROVISION FOR INCOME TAX
Enterprise income tax expense	854	625
Delaware franchise tax	8,640	21,773
TOTAL PROVISION FOR INCOME TAX	9,494	22,398

NET LOSS	$(3,580,222)	$(2,672,623)

Weighted average common shares outstanding:
Basic and Diluted	5,500,000	5,500,000
Net loss per share:
Basic and Diluted	$(0.65)	$(0.49)

See Independent Auditor's Report and accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED MARCH 31, 2020 AND 2019 (RESTATED)

	Preferred Stock			Common Stock
			Additional			Additional
	Shares	Amount	Paid-In Capital	Shares	Amount	Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2019	10,574,627	$10,575	$14,053,057	5,500,000	$5,500	$648,949	$(17,808,031)	$(3,089,950)

Conversion of notes payable	1,399,106	1,399	3,261,315	-	-	-	-	3,262,714

Stock-based compensation	-	-	-	-	-	33,070	-	33,070

Net loss	-	-	-	-	-	-	(3,580,222)	(3,580,222)

Balance at March 31, 2020	11,973,733	$11,974	$17,314,372	5,500,000	$5,500	$682,019	$(21,388,253)	$(3,374,388)

	Preferred Stock			Common Stock
			Additional			Additional
	Shares	Amount	Paid-In Capital	Shares	Amount	Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2018	10,574,627	$10,575	$14,029,451	5,500,000	$5,500	$614,659	$(15,135,408)	$(475,223)

Fair-value of preferred stock warrants	-	-	23,606	-	-	-	-	23,606

Stock-based compensation	-	-	-	-	-	34,290	-	34,290

Net loss	-	-	-	-	-	-	(2,672,623)	(2,672,623)

Balance at March 31, 2019	10,574,627	$10,575	$14,053,057	5,500,000	$5,500	$648,949	$(17,808,031)	$(3,089,950)

See Independent Auditor's Report and accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2020 AND 2019 (RESTATED)

		Restated
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(3,580,222)	$(2,672,623)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	184,510	111,271
Loan fees	-	(91,378)
Fair value of warrants issued with notes payable	-	23,606
Amortization of discount on notes payable	66,072	61,262
Stock-based compensation	33,070	34,290
Loss on investment in joint venture	44,549	21,460
(Increase) decrease in assets:
Prepaid expenses and other current assets	(60,475)	(14,223)
Accounts receivable	(141,504)	259,946
Other receivables	731	26,174
Inventory	(301,083)	(192,090)
Increase (decrease) in liabilities:
Accounts payable	548,683	37,601
Accrued expenses	556,147	(2,115)
Deferred revenue	464,345	(116,927)
CASH USED IN OPERATING ACTIVITIES	(2,185,177)	(2,513,746)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchases of property and equipment, including intangibles	(478,877)	(178,833)
CASH USED IN INVESTING ACTIVITIES	(478,877)	(178,833)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term notes payable	2,584,000	500,000
Payments on long-term notes payable	(690,221)	(574,679)
Proceeds from convertible notes payable, net of unamortized loan costs	-	2,999,742
Due to related parties	(10,192)	(9,950)
CASH PROVIDED BY FINANCING ACTIVITIES	1,883,587	2,915,113

NET (DECREASE) INCREASE IN CASH	(780,467)	222,534

CASH AT BEGINNING OF YEAR	932,843	710,309

CASH AT END OF YEAR	$152,376	$932,843

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$123,734	$151,461
Enterprise income taxes paid to People's Republic of China	$854	$625
Delaware franchise tax paid	$8,640	$21,773
Transfer from property and equipment to inventory	$35,161	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Convertible promissory notes converted to preferred stock	$2,999,742	$-
Accrued interest on convertible promissory notes converted to preferred stock	$262,972	$-

See Independent Auditor's Report and accompanying notes.

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations

Virtuix Holdings Inc. (“Virtuix Holdings” or the “Company”) was formed in December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix, Inc., a Delaware corporation formed on April 15, 2013. Virtuix, Inc. develops virtual reality hardware and software, primarily the Omni, the first virtual reality interface that allows users to move freely and naturally in video games and virtual worlds, and in February 2019, the VR ARENA, subsequently renamed the Omni Arena, a four-player esports attraction that includes four Omni motion platforms. On June 24, 2015, the Company acquired 10,000 shares of common stock of Virtuix Manufacturing, Limited (“VML”), a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact USD-denominated business with suppliers. Virtuix Manufacturing (Zhuhai) Co., Ltd. (“VML_ZH”) was formed on July 28, 2016, and is a wholly-owned subsidiary of VML. VML_ZH is a Wholly Foreign-Owned Enterprise (“WFOE”) registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. VML_ZH is accounted for as a wholly-owned subsidiary due to its direct 100% ownership by VML, and in turn, Virtuix Holdings.

In July 2016, the Company announced that it had formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the “Joint Venture” or “Heroix”), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Virtuix Holdings, Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The consolidated financial statements are presented using the accrual basis of accounting, in U.S. dollars which is the Company’s functional currency. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has adopted a fiscal year ending March 31st of each year.

Management's Estimates

Preparing the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

On April 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope and revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. ASC 606 is applied using the full retrospective method, which requires a restatement of each prior reporting period presented. The majority of the Company's revenue arrangements generally consist of a single performance obligation to either transfer or install the promised goods, which is when an individual Omni and/or related accessories is shipped, or when an Omni Arena is installed at a customer location, at which time the title transfers to the customer. In conjunction with the Omni Arena contract, each customer is obligated to be enrolled in the Omni Care program, which is separate performance obligation. Such revenue is recognized over the life of the program. Based on the Company’s evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously for individual Omni units and their related accessories is consistent with how revenue is recognized under the new standard. For Omni Arenas, revenue recognition should occur upon installation at a customer’s location. As revenue recognized for Omni Arenas first occurred in June 2019, there is no additional impact to the Company’s consolidated financial statements for the year ended March 31, 2019 as a result of the adoption of ASC 606.

Revenue recognition under ASC 605 Multiple-Deliverable Revenue Arrangements applies to the sale of virtual goods in gaming industries. The Company began selling Omniverse credits in late fiscal year 2018, which are credits sold to customers for play time on the Omni units and Omni Arenas. The Company recognizes revenue over the period during which the operator is expected to be able to access and consume the benefits, which has been determined to be two months.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of March 31, 2020 and March 31, 2019, the Company’s cash and cash equivalents were deposited primarily in three financial institutions, which at times exceed the federally insured limits. At March 31, 2020, a bank overdraft in the amount of $66,321 is classified as a current liability. Cash and cash equivalents in the amount of $152,376 and $682,842 which includes foreign deposits at financial institutions, are not insured by the Federal Deposit Insurance Corporation at March 31, 2020 and 2019, respectively.

Accounts Receivable

Terms of payment are generally thirty days from the invoice date. The collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. The Company considers its receivables to be fully collectible, accordingly no allowance for doubtful accounts has been recorded. Accounts are charged to bad debt expense as they are determined to be uncollectible.

Inventory Valuation

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value in accordance with Topic 330, Inventory. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	3 – 7 years
Office Equipment	5 – 7 years

Fair Value Measurements

The Company’s financial instruments consist primarily of cash, accounts receivable, prepaids, accounts payable, accrued expenses, notes payable, and common stock warrants issued to lenders. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

•	Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Intangibles

The Company’s intangible assets represent software, trademarks, customer lists, and a website, which are amortized on a straight-line basis over the years expected to be benefited. The costs of developing any intangibles for internal use are expensed as incurred.

The estimated useful lives for significant intangible asset categories are as follows:

Software	3 -5 years
Trademarks	0 years
Customer Lists	3 years
Website	15 years

Software Development Costs

The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, Research and Development, Topic 350-40, Internal-Use Software, Topic 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and Topic 350-50, Website Development Costs.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for internal and external use, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development. The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Website development costs have been capitalized, under the same criteria as marketed software.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of March 31, 2020 and 2019. This is primarily composed of pre-orders of the Omni that have not been completed by the end of the financial reporting period. Deferred revenue also includes pre-orders of Omni Arenas not yet installed, as well as Omniverse Credits and Omni Care pertaining to Omni Arena units installed as of March 31, 2020 and 2019, but for which revenue cannot yet be recognized. For the years ended March 31, 2020 and 2019, changes in deferred revenue were due to the following:

		Restated
	2020	2019
Beginning deferred revenue	$621,538	$738,465
Amounts deferred during the year	3,784,335	1,079,777
Less refunds	(61,475)	(111,768)
Less revenue recognized	(3,258,515)	(1,165,913)
Ending deferred revenue	$1,085,883	$621,538

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Deferred revenue as of March 31, 2020 and 2019 consists of the following:

		Restated
	2020	2019
Omni units and accessories	$516,101	$469,845
Omni Arena	434,175	148,393
Omniverse credits	2,940	3,300
Omni Care program	132,667	-
Total	$1,085,883	$621,538

As mentioned previously in Note 2, the Omni Care program is a separate performance obligation, for which revenue is recognized over the life of the program, which is generally twelve months. Therefore, amounts not yet recognized in revenue for the Omni Care program are included in deferred revenue.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted earnings per share. Basic and diluted earnings per share reflect the actual weighted average of common shares issued and outstanding during the period. No dilutive effects were considered since the Company is in a net loss position as of March 31, 2020 and 2019. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Federal Income Taxes

Topic 740, Income Taxes, clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended March 31, 2020 and 2019, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The U.S. federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 Leases. ASU 2016-02 affects any entity that enters into a lease and is intended to increase the transparency and comparability of financial statements among organizations. The ASU requires, among other changes, a lessee to recognize on its balance sheet a lease asset and a lease liability for those leases previously classified as operating leases. The lease asset would represent the right to use the underlying asset for the lease term and the lease liability would represent the discounted value of the required lease payments to the lessor. The ASU would also require entities to disclose key information about leasing arrangements. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted, however, on June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02. The Company is currently evaluating the impact that ASU 2016-02 and 2020-05 will have on its consolidated financial position, results of operations and disclosures.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which makes updates for clarifications, technical corrections and other minor improvements to a wide variety of topics to make the ASC easier to understand and to apply. The transition and effective date is based on the facts and circumstances of each amendment with some amendments effective upon issuance. The remaining amendments are effective for annual periods beginning after December 15, 2019.

The Company expects to adopt the remaining applicable amendments within this guidance on April 1, 2020, and is currently evaluating the effect that the adoption of this guidance will have on its financial position, results of operations and cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Foreign Currency Remeasurements

The non-U.S. subsidiary, VML, and its wholly-owned subsidiary, VML_ZH, operate using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on balance sheet accounts was not material for the years ended March 31, 2020 and 2019.

Note 3. Inventory

Inventory consisted of the following as of:

	March 31,	March 31,
	2020	2019
Raw Materials	$652,267	$365,137
Work In Process	37,115	-
Finished Goods	114,478	102,478
	$803,860	$467,615

Note 4. Property and Equipment

Property and equipment consist of the following as of:

	March 31,	March 31,
	2020	2019
Computer Equipment	$61,789	$60,314
Furniture and Equipment	28,808	22,609
Machinery and Equipment	740,433	624,384
Office Equipment	1,048	1,048
	832,078	708,355
Less Accumulated Depreciation	(479,134)	(367,508)
	$352,944	$340,847

For the years ended March 31, 2020 and 2019, the Company has recorded depreciation expense in the consolidated statements of operations of $120,114 and $105,084, respectively.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5. Intangibles

Intangible assets consist of the following as of:

	March 31,	March 31,
	2020	2019
Software and game design	450,838	144,333
Trademarks	38,879	38,879
Website	88,930	88,930
Customer List	5,000	-
	583,647	272,142
Less Accumulated Amortization	(126,172)	(61,775)
	$457,475	$210,367

For the years ended March 31, 2020 and 2019, the Company has recorded amortization expense in the consolidated statements of operations of $64,396 and $6,187, respectively.

Note 6. Notes Payable

Effective January 1, 2017, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $1,500,000 was received on February 1, 2017. Terms of the note are interest-only payments through January 31, 2018, followed by thirty months of principal and interest payments beginning February 1, 2018 in the amount of $56,829, due on August 1, 2020. The note has a fixed rate of interest of 10.99% and is secured by all assets of the Company.

The Company has granted warrants associated with 2017 debt to acquire shares of Series A-1 Preferred Stock, which according to Topic 470-20, Debt, such warrants were recorded in equity as additional paid-in capital - preferred stock warrants, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable, which was amortized over the life of the note.

The fair value of Series A-1 Preferred Stock warrants associated with 2017 debt as of their issuance date was determined to be $46,846 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	2.10%
Expected life (years)	5

The discount is being amortized over the life of the note using the effective interest method. The carrying value of the note at March 31, 2020 and March 31, 2019, respectively, was $239,793 ($241,448 principal, less unamortized deferred loan costs of $955 and discount of $700) and was $847,458 ($859,457 principal, less unamortized deferred loan costs of $3,612 and discount of $8,387). Discount amortization and amortization of loan costs included in interest expense was $10,343 and $18,440 for the years ended March 31, 2020 and 2019, respectively. Interest expense on the note was $63,939 and $127,982 as of March 31, 2020 and 2019, respectively.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Notes Payable (continued)

Effective November 1, 2018, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $500,000 was received on November 13, 2018. Terms of the note are interest-only payments through October 1, 2019, followed by thirty months of principal and interest payments beginning November 1, 2019 in the amount of $19,211, due on April 1, 2022. The note has a fixed rate of interest of 12.25% and is secured by all assets of the Company and a pledge of 2,000,000 shares of common stock in Virtuix, Inc.

The Company granted warrants associated with 2018 debt to acquire shares of Series A-1 Preferred Stock. The fair value of Series A-1 Preferred Stock warrants associated with 2018 debt as of their issuance date was determined to be $23,606 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	3.05%
Expected Years	5

The discount is being amortized over the life of the note using the effective interest method starting in January 2019. The carrying value of these notes at March 31, 2020 and 2019, respectively was $411,575 ($428,009 principal, less unamortized deferred loan costs of $5,949 and discount of $10,485) and was $470,052 ($500,000 principal, less unamortized deferred loan costs of $9,007 and discount of $20,931). Discount amortization included in interest expense was $13,504 and $3,669 for the years ended March 31, 2020 and 2019, respectively. Interest expense on the note was $59,795 and $15,313 as of March 31, 2020 and 2019, respectively.

The Company issued subordinated unsecured convertible promissory notes (the “Convertible Notes”) amounting to $2,999,742 (presented net of unamortized discounts of $42,225 for a carrying balance of $2,957,517 as of March 31, 2019) between April and September 2018. Interest accrued at 6% until the notes matured on December 31, 2019. These Convertible Notes were convertible into shares of preferred stock of the Company in connection with a qualified financing or, in certain circumstances, into shares of the Company’s Series A-1 Preferred Stock. The unpaid principal and interest on these notes were not converted prior to December 31, 2019, and therefore all principal and interest converted on January 1, 2020 to shares of Series A-1 Preferred Stock of the Company, having the same terms as the Company’s Series A-1 Preferred Stock at a price per share equal to $2.332. The Company set aside and reserved for the issuance upon the potential conversion of the principal and accrued interest on the notes, 1,425,000 shares of Series A-1 Preferred Stock. On January 1, 2020 $262,972 of accrued interest and $2,999,742 of principal was converted into 1,399,106 shares of Series A-1 Preferred Stock. Interest expense on the Convertible Notes was $135,605 and $127,367 as of March 31, 2020 and 2019, respectively.

On May 31, 2019, the Company received consent of the board to raise $1,500,000 of subordinated promissory notes. This consent was later amended to extend the financing to $2,250,000 on September 23, 2019. The Company also received consent of the board to raise an additional $500,000 of subordinated promissory notes on January 24, 2020. From May 2019 through March 2020, the Company raised $2,584,000 through various investors with an interest rate of 18%. The principal of these notes mature and are payable with all accrued interest on July 31, 2020 and may, at the Company’s sole discretion, be extended for up to two additional six month periods. The first extension period runs through January 31, 2021, and the second runs through July 31, 2021. Interest expense on the subordinated promissory notes was $283,195 and $0 as of March 31, 2020 and 2019, respectively.

Amounts included in short-term notes payable was $33,399 and $33,616 at March 31, 2020 and 2019, respectively. Interest expense on the short-term notes payable was $1,977 and $1,647 as of March 31, 2020 and 2019, respectively.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Notes Payable (continued)

Future maturities of long-term debt are as follows as of March 31:

Principal
2021	$3,025,554
2022	206,939
Thereafter	36,274
$3,268,767

Note 7. Research and Development

Expenses relating to research and development are expensed as incurred. Research and development includes costs such as design expenses, game and software development expenses, salaries, prototypes, and various other research and development expenses.

Note 8. Royalty Commitments

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company’s hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the years ended March 31, 2020 and 2019, management has recorded royalty expense in the consolidated statements of operations of $2,816 and $4,808, respectively.

Note 9. Capital Stock

Effective May 6, 2015, the number of shares of $.001 par value common stock authorized increased from 15,000,000 shares to 16,000,000 shares, and the Company also increased its authorized $.001 par value Series Seed Preferred Stock (the “Preferred Stock”) from 7,000,000 shares to 8,300,000 shares.

Effective March 9, 2016, the number of shares of common stock authorized increased from 16,000,000 shares to 23,000,000 shares, and the Company also increased its authorized Preferred Stock to 15,300,000. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, and 7,000,000 shares of Series A-1 Preferred Stock.

As mentioned in Note 6, the Convertible Notes were converted into 1,399,106 of Series A-1 Preferred on January 1, 2020.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the Company's Third Amended and Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9. Capital Stock (continued)

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class.

These matters include any vote to:

•	Amend or repeal of any provision of the Certificate of Incorporation or Bylaws if the action would alter, change or otherwise adversely affect the powers, preferences, or privileges, of any series of the Preferred Stock;

•	Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;

•	Authorize any new, or reclassify any existing class or series of equity securities with rights superior to or on par with any series of Preferred Stock;

•	Redeem, repurchase, or otherwise acquire for value any shares of Common Stock or Preferred Stock other than certain allowable repurchases;

•	Declare a dividend or distribute cash or property to holders of Common Stock; and

•	Liquidate, dissolve, or windup the business, or effect any merger or consolidation of the company.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

The preferred stock has liquidation preferences of $0.80 per share, $1.05 per share, and $2.332 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, and Series A-1 Preferred Stock, respectively. The total liquidation preference on all preferred stock as of March 31, 2020 was $17,560,413.

Terms of Conversion

The Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company as provided by Section 4.3 of the Third Amended and Restated Certificate of Incorporation. Each share of Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the Company. The conversion price of the Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below. Additionally, each share of the Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights

Holders of Preferred Stock will receive certain antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9. Capital Stock (continued)

If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Preferred Stock then in effect, the conversion price of the Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Third Amended and Restated Certificate of Incorporation.

At both March 31, 2020 and 2019, total outstanding common stock was 5,500,000; total outstanding Series Seed Preferred Stock was 3,750,000; total outstanding Series Seed 2 Preferred Stock was 3,601,709; and total outstanding Series A-1 Preferred Stock was 4,622,024 and 3,222,918 at March 31, 2020 and 2019, respectively.

As of March 31, 2020, the Company has reserved 17,300,000 shares of its authorized but unissued common stock for possible future issuance in connection with the following:

Shares
Long Term Incentive Plan	2,500,000
Conversion of Preferred Stock	14,839,050
Exercise of stock warrants	460,950

Warrants are issued in connection with equity from time to time at the Company’s discretion.

As of both March 31, 2020 and 2019, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock and 304,700 shares of Series A-1 Preferred Stock, for a total of 460,950 shares of preferred stock.  The warrants are all exercisable as of both March 31, 2020 and 2019. The warrants have a weighted average exercise price of $1.81 per share, with a weighted average remaining term to expiration of 4.5 years.

According to guidance of Topic 470-20, these warrants are recorded in equity as additional paid-in capital – preferred stock warrants, at fair value as of the date of issuance, and as a reduction of additional paid in capital - preferred stock for the related stock purchased.

Note 10. Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

The Company has a stock-based employee compensation plan, the Long Term Incentive Plan (the “Plan”), for which 2,000,000 shares of common stock are reserved for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date. At March 31, 2020, 147,992 shares were available for issuance.

Incentive Stock Options (“ISOs”) are granted to certain employees of Virtuix, Inc. from time to time. As of March 31, 2020 and March 31, 2019, 1,245,823 and 1,210,823 ISO options were granted for each period, respectively. As of March 31, 2020 and March 31, 2019, respectively, 286,446 and 259,571 ISO options were vested. As of March 31, 2020 and March 31, 2019, respectively, 810,315 and 805,315 ISO options were forfeited.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10. Stock Options (continued)

The Company accounts for share-based payments to non-employees, with guidance provided by Topic 505-50, Equity-Based Payments to Non-Employees. The board of directors of the Company has granted three non-qualified stock options (“NQSOs”) for a total of 1,182,030 shares, with an exercise price of $0.11 per share, to certain independent contractors and advisors of Virtuix, Inc. Effective March 10, 2016, the board of directors granted a NQSO to an advisor for a total of 10,720 shares, with an exercise price of $2.33 per share.

From time to time, the Company grants NQSOs to various other non-employees with exercise prices based on current stock valuations. For the years ending March 31, 2020 and March 31, 2019, 1,529,000 and 1,524,000 NQSO options had been granted, respectively, and 1,314,625 and 1,217,750 NQSO options, respectively, were vested. As of March 31, 2020 and March 31, 2019, 112,500 NQSO options were forfeited.

Compensation expense pertaining to ISOs of $16,753 and $13,675, and compensation expense pertaining to NQSOs of $16,317 and $20,615 was recorded for the years ended March 31, 2020 and 2019, respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of March 31, 2020 was $26,445 and will be recognized over a weighted-average period of approximately 20 months.

The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10. Stock Options (continued)

The assumptions utilized in determining the fair value of option grants during the year ended March 31, 2020 and 2019 are as follows:

	2020	2019
Exercise Price - ISOs	$0.70	$0.65
Exercise Price - NQSOs	$0.70	$0.65
Dividend Yield	0.00%	0.00%
Volatility	54.40%	31.80%
Risk-free Rate - ISOs	1.78%	N/A
Risk-free Rate - NQSOs	1.78%	2.79% - 2.87%
Years to Expiration - ISOs	6.25	N/A
Years to Expiration - NQSOs	6.25	6.25

Vesting generally occurs over a period of three to four years for employees and two to three years for non-employee consultants. A summary of information related to stock options for the years ended March 31, 2020 and March 31, 2019 is as follows:

	March 31, 2020		March 31, 2019
Outstanding - beginning of period	1,817,008	$0.26	1,766,266	$0.24
Granted	40,000	.70	70,000	.65
Exercised	-	-	-	-
Forfeited	(5,000)	.65	(19,258)	.41
Outstanding - end of period	1,852,008	$0.26	1,817,008	$0.26
Exercisable at end of period	1,601,071	$0.19	1,477,321	$0.15
Weighted average duration to expiration of outstanding options at period-end (years)	5.2		6.0
Weighted average grant date fair value	$0.24		$0.372

The total intrinsic value of the stock options at March 31, 2020 is $823,478.

Note 11. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

	March 31, 2020	Restated March 31, 2020
Deferred tax assets:
Share-based compensation expense	$74,232	$70,806
Net operating loss carryforward	3,646,467	3,027,311
Long-term deferred tax liabilities:
Property and equipment	37,810	51,860
Net deferred tax assets and liabilities	3,758,509	3,149,977
Valuation allowance	(3,758,509)	(3,149,977)
Net deferred tax asset	$-	$-

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Income Taxes (continued)

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Under the Tax Cuts and Jobs Act of 2017 (the “Act”), the federal tax rates in effect starting in 2018, affecting future tax benefits, went from 34% to 21%. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance, as indicated above, is required due to net operating losses for the years ended March 31, 2020 and 2019, and due to the cumulative loss through March 31, 2020. Accordingly, no provision for deferred income taxes has been recognized for the years ended March 31, 2020, and 2019.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As a result of the Act, NOL carryforwards generated in years beginning after December 31, 2017 would carryforward indefinitely, and would apply to 80% of future taxable income. Under the Act, carrybacks of NOLs were disallowed. In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted providing a five-year carryback for losses incurred in 2018, 2019, or 2020, which allows companies to modify tax returns up to five years prior to offset taxable income from those tax years. The CARES Act also suspended the NOL limit of 80% of taxable income. The Company has not had income in prior years, thus, NOL carryforwards available to offset future taxable income amount to $17,364,083 as of March 31, 2020, of which $12,561,963, pertains to years prior to 2018 and expire between 2034 and 2038, and $4,802,120 pertains to years subsequent to 2018 and carryforward indefinitely. Such amounts have been fully reserved in the valuation allowance discussed above.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition. Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

Under the People’s Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. For VML_ZH, taxes attributable to the years ended March 31, 2020 and 2019 were $854, and $625, respectively.

Note 12. Investment in Joint Venture

As mentioned in Note 1, the Company has an investment in a Joint Venture. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment has been accounted for using the equity method. As of March 31, 2020, the Company discontinued using the equity method after recording a loss from the Joint Venture, which brought the investment balance to zero. The Company’s share of any future profits earned by the Joint Venture will be recorded using the equity method, but losses can only be recorded to the extent there is an asset balance.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 12. Investment in Joint Venture (continued)

For the fiscal year ended March 31, 2020, the Joint Venture had total assets of $165,711, total liabilities of $347,852, and a total deficit of ($182,141). For the fiscal year ended March 31, 2019, the Joint Venture had total assets of $299,591, total liabilities of $339,298, and a total deficit of ($39,707).

For the fiscal year ended March 31, 2020, the Joint Venture had operating revenue of $454,972, cost of goods sold of $241,524, operating costs of $361,759, and net loss of $147,632. Net loss attributable to the Company was $72,339, $44,549 of which was applied to the investment in joint venture and is recorded as a loss on investment in joint venture in the consolidated statements of operations, and $27,790 remaining loss on investment to be applied when the joint venture earns profits.

For the fiscal year ended March 31, 2019, the Joint Venture had operating revenue of $988,272, cost of goods sold of $462,662, operating costs of $581,526, and net loss of $42,422. Net loss attributable to the Company was $21,460, as restated, as of March 31, 2019 and is recorded as a loss on investment in joint venture in the consolidated statements of operations.

Note 13. Disaggregation of Revenue

Revenue streams from performance obligations included in net sales as of March 31, 2020 and 2019 in the consolidated statements of operations are as follows:

		Restated
	2020	2019
SALES
Omni units and accessories, net of discounts	$832,617	$1,561,122
Omniverse credits	88,740	71,080
Omni Care program	31,333	-
Omni Arenas	2,902,503	-
NET SALES	$3,855,193	$1,632,202

Note 14. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $3,580,222 and $2,672,623 for the years ended March 31, 2020 and 2019, respectively, has an accumulated deficit of $21,388,253 as of March 31, 2020, has a working capital deficit of $3,941,594 as of March 31, 2020, and lacks liquid assets to satisfy its obligations as they come due with $152,376 of cash as of March 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:

1.	The Company will continue bringing the Omni Arena to market during the next twelve months and anticipates significant revenues from the Omni Arena product as production output is increased.

2.	The Company continues to raise capital from existing shareholders and third parties as necessary to fund its operating needs.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14. Going Concern (continued)

No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 15. Commitments and Contingencies

On June 25, 2015, the Company entered into a 39-month non-cancelable operating lease agreement for office space. On February 19, 2018, the Company entered into a 60-month extension of the lease term beginning on October 1, 2018 and expiring on September 30, 2023. Monthly rent payments will continue at the previous rate of $7,200 per month and increase at about 3% per square foot to $8,100 over the course of the 60 months.

Future minimum lease payments under this lease agreement at March 31:

2021	$90,450
2022	93,150
2023	95,850
Thereafter	48,600
Total lease payments	$328,050

Rent expense included in the consolidated statements of operations was $134,975 and $114,071 for the years ended March 31, 2020 and 2019, respectively.

Note 16. Patents

As of June 2020, the Company owns five issued utility patents and eight issued design patents. One additional patent application received a notice of allowance from the United States Patent and Trademark Office, and six additional applications are still pending.

Note 17. Restatement of Financial Results

As a result of the application of ASC 605 and ASC 606, management of the Company determined that an adjustment needed to be made to revenue from Omniverse credits. Additionally, errors were noted in recording assets, liabilities, revenues, and expenses as outlined in the following section.

The Company has restated its previously reported consolidated financial statements for the year ended March 31, 2019 and all related disclosures. The following is a comparison of the prior year consolidated financial statements as issued compared to the restated consolidated financial statements for the year ended March 31, 2019. The following restatement information was presented in the Company's internal-use compiled financial statements that have not been publicly filed.

These restatements related to various issues and errors determined in regards to the Company’s accounting and financial reporting. Specifically, undetected and incorrect accrual entries on revenue and expense transactions, applying GAAP depreciation methods, incorrect classification and allocation of expense transactions, incorrect classification of current deferred revenues as long-term liabilities, correction of inventory valuation errors, and correcting issues and unrecorded elements of non-cash capital activity on stock option valuation, warrant valuation and amortization, and shares issued in settlement, and various other individually immaterial corrections. These errors were identified by the Company’s management team and consultants in preparation for the audit of these consolidated financial statements and in response to audit testing inquiries and findings in which the financial statements had not previously been audited by an independent certified public accountant.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17. Restatement of Financial Results (continued)

Consolidated Balance Sheets

	31-Mar-19
	As previously		Restatement
	reported	As restated	adjustments
CURRENT ASSETS
Cash and cash equivalents	$942,843	$932,843	$(10,000)
Accounts receivable, trade	95,238	95,237	(1)
Due from related party	-	-
Inventory	401,393	467,615	66,222
Other receivables	22,535	2,846	(19,689)
Prepaids and other current assets	137,066	158,725	21,659
TOTAL CURRENT ASSETS	1,599,075	1,657,266	58,191

NONCURRENT ASSETS
Property and equipment	708,355	708,355	-
Less: accumulated depreciation	(469,948)	(367,508)	102,440
Net property and equipment	238,407	340,847	102,440

Intangibles	272,142	272,142	-
Less: accumulated amortization	(61,775)	(61,775)	-
Net intangibles	210,367	210,367	-

Investment in joint venture	-	44,549	44,549

TOTAL NONCURRENT ASSETS	448,774	595,763	146,989

TOTAL ASSETS	$2,047,849	$2,253,029	$205,180

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17. Restatement of Financial Results (continued)

Consolidated Balance Sheets (continued)

	31-Mar-19
	As previously		Restatement
	reported	As restated	adjustments
CURRENT LIABILITIES
Accounts payable	$191,072	$137,065	$(54,007)
Accrued expenses	300,325	259,461	(40,864)
Deferred revenue	244,437	621,538	377,101
Due to related party	-	16,262	16,262
Current portion of convertible promissory notes, net of unamortized deferred loan costs	2,957,517	2,957,517	-
Current portion of notes payable, net of discount and unamortized deferred loan costs	653,571	687,187	33,616
TOTAL CURRENT LIABILITIES	4,346,922	4,679,030	332,108

LONG-TERM LIABILITIES
Deferred revenue - long term portion	476,555	-	(476,555)
Notes payable, net of discount and unamortized deferred loan costs	632,383	663,949	31,566
TOTAL LONG-TERM LIABILITIES	1,108,938	663,949	(444,989)

TOTAL LIABILITIES	5,455,860	5,342,979	(112,881)

STOCKHOLDERS' DEFICIT
Preferred stock, $.001 par value	10,495	10,575	80
Additional paid-in capital - preferred stock	13,682,309	13,868,629	186,320
Additional paid-in capital - preferred stock warrants	202,592	184,428	(18,164)
Common stock, $.001 par value	5,500	5,500	-
Additional paid-in capital - common stock	668,410	648,949	(19,461)
Accumulated Deficit	(17,977,317)	(17,808,031)	169,286
TOTAL STOCKHOLDERS' DEFICIT	(3,408,011)	(3,089,950)	318,061

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$2,047,849	$2,253,029	$205,180

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17. Restatement of Financial Results (continued)

Consolidated Statements of Operations

	For the Year Ended March 31, 2019
	As previously		Restatement
	reported	As restated	adjustments
NET SALES	$1,656,772	$1,632,202	$(24,570)

COST OF GOODS SOLD	909,881	835,374	(74,507)

GROSS PROFIT	746,891	796,828	49,937
OPERATING EXPENSES
Selling expenses	230,465	219,276	(11,189)
General and administrative expenses	1,891,407	1,762,495	(128,912)
Research and development expenses	1,077,275	1,102,115	24,840

TOTAL OPERATING EXPENSES	3,199,147	3,083,886	(115,261)

LOSS FROM OPERATIONS	(2,452,256)	(2,287,058)	165,198

OTHER INCOME (EXPENSE)
Loss on investment in joint venture	(61,422)	(21,460)	39,962
Interest income	306	306	-
Interest expense	(304,822)	(342,013)	(37,191)

TOTAL OTHER INCOME (EXPENSE)	(365,938)	(363,167)	2,771

PROVISION FOR INCOME TAX
Enterprise income tax expense	8,395	625	(7,770)
State tax expense	14,489	21,773	7,284
NET LOSS	$(2,841,078)	$(2,672,623)	$168,455
Weighted average common shares outstanding:
Basic and Diluted	5,500,000	5,500,000	-
Net loss per share:
Basic and Diluted	$(0.52)	$(0.49)	$0.03

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17. Restatement of Financial Results (continued)

Statement of Cash Flows

	For the Year Ended March 31, 2019
	As previously		Restatement
	reported	As restated	adjustments
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(2,841,078)	$(2,672,623)	$168,455
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	152,012	111,271	(40,741)
Loan fees	-	(91,378)	(91,378)
Fair value of warrants issued with debt	-	23,606	23,606
Amortization of discount on notes payable	24,022	61,262	37,240
Stock-based compensation	53,752	34,290	(19,462)
Loss on investment in joint venture	61,422	21,460	(39,962)
(Increase) decrease in assets:
Prepaid expenses and other current assets	(58,193)	(14,223)	43,970
Accounts receivable	259,946	259,946	-
Other receivables	71,201	26,174	(45,027)
Inventory	(195,152)	(192,090)	3,062
Increase (decrease) in liabilities:
Accounts payable	(41,016)	37,601	78,617
Accrued expenses	112,405	(2,115)	(114,520)
Deferred revenue	(27,370)	(116,927)	(89,557)
CASH USED IN OPERATING ACTIVITIES	$(2,428,049)	$(2,513,746)	$(85,697)

The results of the restatement of the year ended March 31, 2019 was an overall increase in total consolidated assets and total consolidated liabilities and stockholders’ equity of $205,180, and an overall decrease in the consolidated net loss of $168,455.

Note 18. Subsequent Events

Management has evaluated subsequent events through August 27, 2020, the date the consolidated financial statements were available to be issued.

In response to the public health crisis posed by the COVID-19 outbreak, effective on or about March 17, 2020, the Company continued to serve customers, although business operations were being affected by applicable regulatory restrictions, including stay-at-home requirements, temporary supply chain disruptions, and other temporary disruptions. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the crisis will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID- 19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for the fiscal year ended March 31, 2021.

See Independent Auditor's Report

Virtuix Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 18. Subsequent Events (continued)

On April 13, 2020, the Company was granted a loan (the “Loan”) from Bank of Houston, N.A. in the amount of $177,067, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The loan is expected to mature in April 2022 and bears interest at a rate of 1.00% per year, and is payable monthly beginning on November 13, 2020. The Loan may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

On April 15, 2020 the Company resolved to raise additional financing under a Note Purchase Agreement (the “Purchase Agreement”) dated April 16, 2020, with investors in the aggregate of $2,000,000 through the issuance of subordinated convertible promissory notes (the “Convertible Notes”). These Convertible Notes are convertible into shares of preferred stock of the Company in connection with a qualified or other financing or, in certain circumstances, into shares of the Company’s Series A-1 Preferred Stock. Sales of the Convertible Notes closed initially on April 16, 2020 with additional closes ongoing until October 31, 2020. The Company has set aside and reserved for the issuance upon the potential conversion of the notes, 950,000 shares of Series A-1 Preferred Stock. Through the date these consolidated financial statements were available to be issued, the Company has closed on $1,895,845 of Convertible Notes.

As mentioned in Note 6, from May 2019 through March 2020, the Company sold subordinated promissory notes with an interest rate of 18% in the amount of $2,584,000, to various investors. As of August, 24, 2020 the Company has converted $879,515 of principal and accrued interest into Convertible Notes.

No additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

See Independent Auditor's Report

SUPPLEMENTARY INFORMATION

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE I - CONSOLIDATING BALANCE SHEET
March 31, 2020

	Virtuix Holdings, Inc.	Virtuix, Inc.	Virtuix Manufacturing Limited	VML_ZH	Eliminations	Consolidated Balance
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,806	$271	$100,744	$46,555	$-	$152,376
Accounts receivable	-	139,823	-	96,918	-	236,741
Due from related parties	159,210	6,214,229	3,792,896	-	(10,166,335)	-
Inventory	-	747,477	-	237,959	(181,576)	803,860
Other receivables	-	-	-	2,119	-	2,119
Prepaids and other current assets	-	53,070	76,960	89,170		219,200
TOTAL CURRENT ASSETS	164,016	7,154,870	3,970,600	472,721	(10,347,911)	1,414,296

NONCURRENT ASSETS
Property, plant and equipment, net	-	94,053	254,495	4,396	-	352,944
Intangibles, net	-	457,475	-	-	-	457,475
TOTAL NONCURRENT ASSETS	-	551,528	254,495	4,396	-	810,419

INVESTMENT IN SUBSIDIARIES AND OTHERS	19,084,278	-	546,720	-	(19,630,998)	-

TOTAL ASSETS	$19,248,294	$7,706,398	$4,771,815	$477,117	$(29,978,909)	$2,224,715

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$504,583	$9,170	$172,022	$(27)	$685,748
Accrued expenses	283,211	234,742	430,203	33,595	(429,116)	552,635
Deferred revenue	-	1,085,883	-	-	-	1,085,883
Due to related party	283,668	3,207,200	6,275,263	110,133	(9,870,194)	6,070
Current portion of notes payable, net of discount and unamortized deferred loan costs	2,992,155	33,399	-	-	-	3,025,554
TOTAL CURRENT LIABILITIES	3,559,034	5,065,807	6,714,636	315,750	(10,299,337)	5,355,890

LONG-TERM LIABILITIES
Deferred revenue	-	-	-	-	-	-
Notes payable, net of discount and unamortized deferred loan costs	243,213	-	-	-	-	243,213
TOTAL LONG-TERM LIABILITIES	243,213	-	-	-	-	243,213

TOTAL LIABILITIES	3,802,247	5,065,807	6,714,636	315,750	(10,299,337)	5,599,103

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock	11,974		-	-	-	11,974
Additional paid-in capital - preferred stock	16,943,540	186,404	-	-	-	17,129,944
Additional paid-in capital - preferred stock warrants	184,428	-	-	-	-	184,428
Common stock	5,500	2,000	1,290	546,720	(550,010)	5,500
Additional paid-in capital - common stock	-	19,630,007	-	-	(18,947,988)	682,019
Accumulated deficit	(1,699,395)	(17,177,820)	(1,944,111)	(385,353)	(181,574)	(21,388,253)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	15,446,047	2,640,591	(1,942,821)	161,367	(19,679,572)	(3,374,388)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$19,248,294	$7,706,398	$4,771,815	$477,117	$(29,978,909)	$2,224,715

See Independent Auditor's Report and accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE II - CONSOLIDATING STATEMENT OF OPERATIONS

For The Year Ended March 31, 2020

	Virtuix Holdings, Inc.	Virtuix, Inc.	Virtuix Manufacturing Limited	VML_ZH	Eliminations	Consolidated Balance
NET SALES	$-	$3,398,338	$1,883,782	$2,217,751	$(3,644,678)	$3,855,193

COST OF GOODS SOLD	-	2,868,966	2,003,179	1,482,616	(3,404,910)	2,949,851

GROSS PROFIT (LOSS)	-	529,372	(119,397)	735,135	(239,768)	905,342

OPERATING EXPENSES
Selling expense	-	847,951	1,445	18,553	-	867,949
General and administrative expense	29,995	1,300,704	291,968	526,029	-	2,148,696
Research and development expense	-	786,103	4,535	14,404	-	805,042
TOTAL OPERATING EXPENSES	29,995	2,934,758	297,948	558,986	-	3,821,687

(LOSS) INCOME FROM OPERATIONS	(29,995)	(2,405,386)	(417,345)	176,149	(239,768)	(2,916,345)

OTHER INCOME (EXPENSE)
Loss on investment in joint venture	-	-	(44,549)	-	-	(44,549)
Interest income	-	-	339	-	-	339
Interest expense	(608,619)	(1,554)	-	-	-	(610,173)
TOTAL OTHER INCOME (EXPENSE)	(608,619)	(1,554)	(44,210)	-	-	(654,383)

(LOSS) INCOME BEFORE INCOME TAXES	(638,614)	(2,406,940)	(461,555)	176,149	(239,768)	(3,570,728)

PROVISION FOR INCOME TAX
Enterprise income tax expense	-	-	-	854	-	854
Delaware franchise tax	8,640	-	-	-	-	8,640
TOTAL PROVISION FOR INCOME TAX	8,640	-	-	854	-	9,494

NET (LOSS) INCOME	$(647,254)	$(2,406,940)	$(461,555)	$175,295	$(239,768)	$(3,580,222)

See Independent Auditor's Report and accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE III - CONSOLIDATING BALANCE SHEET (RESTATED)

March 31, 2019

	Virtuix Holdings, Inc.	Virtuix, Inc.	Virtuix Manufacturing Limited	VML_ZH	Eliminations	Restated Consolidated Balance
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$728,145	$76,923	$59,851	$67,924	$-	$932,843
Accounts receivable	-	1,131	-	94,106	-	95,237
Due from related parties	148,356	4,341,173	2,072,116	-	(6,561,645)	-
Inventory	-	140,754	-	268,669	58,192	467,615
Other receivables	-	-	-	65,763	(62,917)	2,846
Prepaids and other current assets	-	62,076	76,960	19,689	-	158,725
TOTAL CURRENT ASSETS	876,501	4,622,057	2,208,927	516,151	(6,566,370)	1,657,266

NONCURRENT ASSETS
Property, plant and equipment, net	-	33,535	303,293	4,019	-	340,847
Intangibles, net	-	210,367	-	-	-	210,367
TOTAL NONCURRENT ASSETS	-	243,902	303,293	4,019	-	551,214

INVESTMENT IN SUBSIDIARIES AND OTHERS	16,620,078	-	343,056	-	(16,918,585)	44,549

TOTAL ASSETS	$17,496,579	$4,865,959	$2,855,276	$520,170	$(23,484,955)	$2,253,029

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$15,409	$(9,104)	$130,760		$137,065
Accrued expenses	127,367	112,764	46,146	41,565	(68,381)	259,461
Deferred revenue	-	621,538	-	-	-	621,538
Due to related parties	263,585	1,399,370	4,299,506	604,342	(6,550,541)	16,262
Convertible promissory notes	2,957,517	-	-	-	-	2,957,517
Current portion of notes payable, net of discount and unamortized deferred loan costs	653,570	33,617	-	-	-	687,187
TOTAL CURRENT LIABILITIES	4,002,039	2,182,698	4,336,548	776,667	(6,618,922)	4,679,030

LONG-TERM LIABILITIES
Deferred revenue	-	-	-	-	-	-
Notes payable, net of discount and unamortized deferred loan costs	663,949		-	-	-	663,949
TOTAL LONG-TERM LIABILITIES	663,949	-	-	-	-	663,949

TOTAL LIABILITIES	4,665,988	2,182,698	4,336,548	776,667	(6,618,922)	5,342,979

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock	10,575	-	-	-	-	10,575
Additional paid-in capital - preferred stock	13,682,229	186,400	-	-	-	13,868,629
Additional paid-in capital - preferred stock warrants	184,428	-	-	-	-	184,428
Common stock	5,500	2,000	1,290	298,507	(301,797)	5,500
Additional paid-in capital - common stock	-	17,265,737	-	-	(16,616,788)	648,949
Accumulated deficit	(1,052,141)	(14,770,876)	(1,482,562)	(555,004)	52,552	(17,808,031)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	12,830,591	2,683,261	(1,481,272)	(256,497)	(16,866,033)	(3,089,950)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,496,579	$4,865,959	$2,855,276	$520,170	$(23,484,955)	$2,253,029

See Independent Auditor's Report and accompanying notes.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE IV - CONSOLIDATING STATEMENT OF OPERATIONS (RESTATED)

For The Year Ended March 31, 2019

	Virtuix Holdings, Inc.	Virtuix, Inc.	Virtuix Manufacturing Limited	Virtuix Manufacturing Z_H	Eliminations	Restated Consolidated Balance
NET SALES	$-	$1,165,913	$519,150	$868,171	$(921,032)	$1,632,202

COST OF GOODS SOLD	-	426,584	599,887	721,423	$(912,520)	835,374

GROSS PROFIT (LOSS)	-	739,329	(80,737)	146,748	(8,512)	796,828

OPERATING EXPENSES
Selling expense	-	195,101	-	24,175	-	219,276
General and administrative expense	23,296	1,006,474	169,289	557,793	5,643	1,762,495
Research and development expense	-	1,061,680	15,595	24,840	-	1,102,115
TOTAL OPERATING EXPENSES	23,296	2,263,255	184,884	606,808	5,643	3,083,886

LOSS FROM OPERATIONS	(23,296)	(1,523,926)	(265,621)	(460,060)	(14,155)	(2,287,058)

OTHER INCOME (EXPENSE)
Gain on investment in joint venture	-	-	(21,460)	-	-	(21,460)
Interest income	-	-	306	-	-	306
Interest expense	(340,091)	(1,922)	-	-		(342,013)
TOTAL OTHER INCOME (EXPENSE)	(340,091)	(1,922)	(21,154)	-	-	(363,167)

LOSS BEFORE INCOME TAXES	(363,387)	(1,525,848)	(286,775)	(460,060)	(14,155)	(2,650,225)

PROVISION FOR INCOME TAX
Enterprise income tax expense	-		-	625	-	625
Delaware franchise tax	14,489	(2,861)	-	10,145		21,773
TOTAL PROVISION FOR INCOME TAX	14,489	(2,861)	-	10,770	-	22,398

NET LOSS	$(377,876)	$(1,522,987)	$(286,775)	$(470,830)	$(14,155)	$(2,672,623)

See Independent Auditor's Report and accompanying notes.

PART III

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1.1	Amendment to Issuer Agreement with SI Securities, LLC*
1.2	Issuer Agreement with SI Securities, LLC*
1.2	Side Letter*
2.1	Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation*
2.2	Fourth Amended and Restated Certificate of Incorporation*
2.3	Bylaws*
2.4	Restated Bylaws*
3.1	Amendment No. 1 to the Amended and Restated Investors’ Rights Agreement*
3.2	Amended and Restated Investors’ Rights Agreement*
3.3	Amendment No. 1 to the Amended and Restated Right of First Refusal Agreement*
3.4	Amended and Restated Right of First Refusal Agreement*
3.5	Amended and Restated Voting Agreement*
3.6	Voting Agreement*
3.7	Amended Adoption Agreement*
4.1	Form of Subscription Agreement (SeedInvest)*
4.2	Form of Subscription Agreement (Direct)
6.1	Form of 2018 Subordinated Convertible Promissory Note*
6.2	Note Purchase Agreement dated May 1, 2018*
6.3	First Amendment to Note Purchase Agreement dated June 28, 2018*
6.4	2020 Convertible Promissory Note Purchase Agreement dated April 16, 2020*
6.5	Note Purchase Agreement dated May 31, 2019*
6.6	2020 Note Purchase Agreement dated February 21, 2020*
6.7	Amendment to the 2020 Note Purchase Agreement and Subordinated Convertible Promissory Notes*
6.8	Form of 2019 Subordinated Promissory Note*
6.9	Form of 2020 Subordinated Promissory Note*
6.10	Amendment to the Subordinated Convertible Promissory Notes*
6.11	Lease Agreement dated June 25, 2015*
6.12	Loan and Security Agreement dated November 12, 2018*
6.13	Supplement to the Loan and Security Agreement dated*
6.14	PPP Loan from the Bank of Houston dated April 13, 2020*
8.1	Escrow Agreement*
11.1	Auditor’s Consent
12.1	Opinion of CrowdCheck Law, LLP*
13.1	Testing the waters materials*
13.2	Additional testing the waters materials*
13.3	Additional testing the waters materials

*Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A/A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 25, 2020.

Virtuix Holdings Inc.

By	/s/ Jan Goetgeluk

Jan Goetgeluk, Chief Executive Officer of
Virtuix Holdings Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jan Goetgeluk
Jan Goetgeluk, Chief Executive Officer and Director
Date: November 25, 2020

/s/ David Robert Malcolm Allan
David Robert Malcolm Allan, President, COO and Director
Date: November 25, 2020

/s/ Jan Goetgeluk
Jan Goetgeluk, Chief Financial Officer
Date: November 25 2020

/s/ Michael Bradley McGovern
Michael Bradley McGovern, Director
Date: November 25, 2020